UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.)

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Denbury Resources Inc.
(Name of Registrant as Specified In Its Charter)

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD TUESDAY, MAY 20, 2014

To our Stockholders:

You are hereby notified that the 2014 Annual Meeting of Stockholders of Denbury Resources Inc., a Delaware corporation ("Denbury" or the "Company"), will be held at the Dallas/Plano Marriott at Legacy Town Center, 7121 Bishop Road, Plano, Texas 75024, at 3:00 P.M. Central Daylight Time (CDT) on Tuesday, May 20, 2014, for the following purposes:

(1) to elect ten directors, each to serve until their successor is elected and qualified;
(2) to hold an advisory vote to approve named executive officer compensation;
(3) to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2014; and
(4) to transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on March 25, 2014 are entitled to notice of, and to vote at, the annual meeting.

Beginning on or about April 10, 2014, the Company mailed a Notice Regarding the Internet Availability of Proxy Materials to its stockholders containing instructions on how to access the proxy materials and vote via the Internet. Instructions for requesting a paper copy of the proxy materials are contained in the Notice Regarding the Internet Availability of Proxy Materials.

By order of the Board of Directors,

Mark C. Allen
Senior Vice President, Chief Financial
Officer, Treasurer and Assistant Secretary

April 10, 2014

Stockholders of record are urged to vote their proxy promptly, whether or not they expect to attend the annual meeting in person.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 20, 2014:

We have elected to take advantage of the U.S. Securities and Exchange Commission rules that allow us to furnish proxy materials to our stockholders via the Internet. These rules allow us to provide information that our stockholders need while lowering the costs and accelerating the speed of delivery and reducing the environmental impact of our annual meeting. This proxy statement, along with the Company's Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the year ended December 31, 2013 are available via the Internet at www.proxyvote.com.

TABLE OF CONTENTS

DENBURY RESOURCES INC.
5320 Legacy Drive
Plano, Texas 75024

PROXY STATEMENT

Annual Meeting of Stockholders
to be held on Tuesday, May 20, 2014

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (sometimes referred to herein as "our Board" or "the Board") of Denbury Resources Inc., a Delaware corporation ("Denbury" or "the Company") for use at the Company's annual meeting of stockholders to be held on Tuesday, May 20, 2014 at the Dallas/Plano Marriott at Legacy Town Center, 7121 Bishop Road, Plano, Texas 75024, at 3:00 P.M. Central Daylight Time (CDT), or at any adjournment or postponement thereof.

This proxy statement, proxy card and our 2013 Annual Report to Stockholders are being first made available to stockholders on or about April 10, 2014.

INTERNET AVAILABILITY OF PROXY MATERIALS

As permitted under the rules of the Securities and Exchange Commission (the "SEC"), the Company is making its proxy materials available to its stockholders electronically via the Internet. On or about April 10, 2014, the Company is sending a Notice Regarding the Internet Availability of Proxy Materials (the "Notice") to its stockholders of record as of the close of business on March 25, 2014. The Notice includes (i) instructions on how to access the Company's proxy materials and vote via the Internet, (ii) the date, time and location of the annual meeting, (iii) a description of the matters intended to be acted upon at the annual meeting, (iv) a list of the materials being made available electronically, (v) instructions on how a stockholder can request paper copies of the Company's proxy materials, (vi) any control/identification numbers that a stockholder needs to access the proxy materials, and (vii) information about attending the annual meeting and voting in person.

RECORD DATE AND COMMON STOCK OUTSTANDING

Our Board has fixed the record date for the annual meeting as of the close of business on March 25, 2014. Only Denbury stockholders of record on the record date are entitled to receive notice of and to vote at the annual meeting. If you are a holder of our common stock, you are entitled to one vote at the annual meeting for each share of common stock you held on the record date. On the record date, there were approximately 351,581,507 shares of Denbury common stock issued and outstanding and entitled to vote at the annual meeting.

VOTING OF COMMON STOCK

Voting by Stockholders of Record

You are a stockholder of record if your shares are directly held by you and registered in your name with our transfer agent. If you are a stockholder of record, you may vote your shares via the Internet at www.proxyvote.com in accordance with the instructions in the Notice. If you have requested a paper copy of the proxy materials, you may also vote by touch-tone telephone from the United States by calling 1-800-690-6903, or by completing, signing and dating the proxy card and returning the proxy card in the prepaid envelope. In order to be valid and acted upon at the annual meeting, your proxy must be received before 11:59 P.M. Eastern Daylight Time (EDT) on May 19, 2014. Shares represented by proxy will be voted at the annual meeting and may be revoked at any time prior to the time at which they are voted by (i) timely submitting a proxy with new voting instructions via the Internet or telephone; (ii) timely delivering a valid, later-dated executed proxy card; (iii) delivering a written notice of revocation that is received by our Secretary at 5320 Legacy Drive, Plano, Texas 75024, by 11:59 P.M. Eastern Daylight Time (EDT) on May 19, 2014; or (iv) voting in person at the annual meeting by completing a ballot (however, attending the annual meeting without completing a ballot will not revoke any previously submitted proxy). If you properly complete and sign your proxy card but do not indicate how your shares should be voted on a matter, the shares represented by your proxy will be voted in accordance with the recommendation of our Board as discussed below.

Voting by Beneficial Owners

You are considered a beneficial owner of shares held in "street name" if your shares are held by a broker, bank or other nominee (collectively referred to as a "broker") on your behalf. If you are a beneficial owner of shares, you will receive instructions from your broker describing how to vote your shares. As a beneficial owner of your shares, you are entitled to direct your broker how to vote your shares. You may instruct your broker how to vote by completing the voting instruction form provided to you by your broker. You may also vote by telephone or via the Internet if your broker makes such methods available, in which case applicable instructions will be provided to you by your broker. You may change your vote by submitting new voting instructions to your broker in accordance with your broker's procedures. If you do not instruct your broker how to vote your shares, they may vote your shares as they decide with respect to each matter for which they have discretionary authority. There are also non-discretionary matters for which brokers do not have discretionary authority to vote unless they receive timely instructions from you. A "broker non-vote" results when a broker does not have discretion to vote on a particular matter, you have not given timely instructions on how the broker should vote your shares and the broker indicates it does not have authority to vote such shares on its proxy. Brokers do not have discretionary voting authority with respect to Proposal One (the election of directors) or Proposal Two (the nonbinding, advisory approval of named executive officer compensation). Brokers will have discretionary authority in the absence of timely instructions from the beneficial owners for Proposal Three (the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm). As the beneficial owner of shares, you are invited to attend the annual meeting; however, you may not vote your shares in person at the annual meeting unless you obtain a written proxy from your broker.

Quorum; Required Vote; Treatment of Abstentions and Broker Non-Votes

We must have present in person or represented by proxy at least one-third of our issued and outstanding shares of common stock entitled to vote at the annual meeting in order to have a quorum. Abstentions and broker non-votes are counted as present at the annual meeting for purposes of determining whether a quorum is present. With respect to Proposal One (the election of directors), you will not be allowed to cumulate your votes. If you do not wish to vote for a particular nominee, you must clearly identify such nominee on your proxy card or voting instruction form. In order for a nominee to be elected as director, such nominee must receive the vote of the majority of the votes cast with respect to such nominee at the annual meeting. A majority of votes cast means that the number of shares voted "for" a nominee's election must exceed the number of shares voted as "withhold" for such nominee's election. Abstentions and broker non-votes will not be counted as votes cast for purposes of the election of directors. With respect to Proposals Two and Three, a majority of the shares having voting power present in person or represented by proxy at the annual meeting is required for approval. Abstentions will be included in the vote total on Proposals Two and Three, such abstentions having the same effect on each such proposal as a negative vote; however, if there is a broker non-vote with respect to Proposal Two, it will not be included in the vote total and will not have any effect.

We will vote all properly executed proxies at the annual meeting in accordance with the direction on the proxy. **You should be aware that if no vote direction is indicated, the shares will be voted FOR the election of all of the director nominees under Proposal One; FOR Proposal Two (the nonbinding, advisory approval of named executive officer compensation); and FOR Proposal Three (the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm).** Our Board has designated Wieland F. Wettstein and/or Phil Rykhoek to serve as proxies. We do not know of any matters other than those matters listed in the Notice that will be presented for action at the annual meeting. However, if any other matters are properly presented for action at the annual meeting, we intend for Messrs. Wettstein and Rykhoek, and each of them acting singly as proxies named in the proxy card, to vote at their discretion on such matters.

PERSONS MAKING THE SOLICITATION

We are soliciting this proxy and will bear all costs incurred in connection with such solicitation for the annual meeting, including those incurred for the preparation, printing and mailing of the proxy materials. Our directors, officers or employees may solicit proxies by personal interviews, telephone or other means of communication. If they do so, these individuals will not receive any additional compensation for these services. We may also retain a proxy solicitor to assist us with the distribution and solicitation of proxies for the annual meeting at our expense.

Proposal One: Election of Directors

Our Amended and Restated Bylaws ("Bylaws") provide that our Board shall consist of a minimum of three and a maximum of fifteen directors. Each of the directors is elected annually and holds office until the close of the next annual meeting of stockholders unless he or she resigns from that position or ceases to be a director by operation of law. We presently have ten directors (increased from nine as of November 8, 2013 due to the appointment of John P. Dielwart on that date), all of whom are serving terms that expire at the annual meeting. Unless you mark a proxy to the contrary, we plan to vote the proxies for the election of the ten nominees listed below as directors. All ten of these individuals are current members of the Board. We do not foresee any reason why any of these nominees would become unavailable, but if any of them should, your proxy may be voted for a substitute that is nominated by the Board, or we may reduce the size of our Board accordingly.

The name, age, Board committee membership, period of time served as a director of Denbury and the principal occupation of each person nominated for election as a director are as follows:

Name	Age	Board Committee	Director Since	Principal Occupation
Wieland F. Wettstein, Chairman	64	Audit Committee Risk Committee	1990	President of Finex Financial Corporation Ltd.
Michael L. Beatty	66	Audit Committee Nominating/Corporate Governance Committee	2007	Chairman and Chief Executive Officer of Beatty & Wozniak, P.C.
Michael B. Decker	64	Compensation Committee Nominating/Corporate Governance Committee	2007	Partner with Wingate Partners
John P. Dielwart	61	Reserves and HSE Committee Risk Committee	2013	Vice-Chairman of ARC Financial Corp.
Ronald G. Greene	65	Compensation Committee Reserves and HSE Committee	1995	Principal Stockholder, Officer and Director of Tortuga Investment Corp.
Gregory L. McMichael	65	Compensation Committee Nominating/Corporate Governance Committee Risk Committee	2004	Independent Consultant
Kevin O. Meyers	60	Audit Committee Reserves and HSE Committee	2011	Independent Consultant
Phil Rykhoek	57	N/A	2010	President and Chief Executive Officer of Denbury Resources Inc.
Randy Stein	60	Audit Committee Nominating/Corporate Governance Committee Risk Committee	2005	Independent Consultant
Laura A. Sugg	53	Compensation Committee Reserves and HSE Committee	2012	Independent Consultant

Our directors bring various skills, experience and insight to our Board. Our Board consists of our current CEO (Mr. Rykhoek), two former CEOs of public oil and gas companies (Messrs. Greene and Dielwart), an oil and gas lawyer with extensive experience relative to political and legislative affairs (Mr. Beatty), two qualified financial experts (Messrs. Wettstein and Stein), a private equity investor and former COO (Mr. Decker), two engineers with executive industry experience (Dr. Meyers and Ms. Sugg), and a former oil and gas analyst (Mr. McMichael). These Board members were selected in order to give the Board insight from various points of view, all of which relate to various aspects of our business. The narratives below provide more specific biographical information and outline the skills and qualifications for each of the Board nominees.

Wieland F. Wettstein



Joined the Board: 1990

Age: 64

Board Committees: Audit Committee, Risk Committee

Principal Occupation: President of Finex Financial Corporation Ltd.

Mr. Wettstein has been a director of Denbury since 1990 and Chairman of the Board since May 2008, including between June 2009 and October 2010 when he acted as Co-Chairman of the Board. Mr. Wettstein was a founding stockholder and director of Denbury, and held the position of Chairman of the Board from its inception to 1995. Mr. Wettstein is the President of Finex Financial Corporation Ltd., an investment company in Calgary, Alberta which he also controls, a position he has held since November 2003. Prior to that, Mr. Wettstein was Executive Vice President of Finex since its founding in 1987. Under his leadership, Finex developed into a diversified merchant banking operation with actively managed interests in real estate development, emerging energy companies, participation lending, infrastructure leasing, and venture capital. Mr. Wettstein has been a director of numerous Canadian public and private companies during the past 25 years and has been a founding shareholder, director, and chairman of several oil and gas companies.

Skills and Qualifications:

Mr. Wettstein is a Chartered Accountant. Mr. Wettstein's long association with the Company and extensive industry knowledge allow him to provide valuable insights to the Board. In addition, his financial background, leadership experience and service on the boards of several other oil and gas companies over his career provide him invaluable perspectives in the Board's oversight of the Company's execution of its long-term business strategy.

Michael L. Beatty



Joined the Board: 2007

Age: 66

Board Committees: Audit Committee, Nominating/Corporate Governance Committee

Principal Occupation: Chairman and Chief Executive Officer of Beatty & Wozniak, P.C.

Michael L. Beatty has been a director of Denbury since December 2007. Mr. Beatty has been Chairman and Chief Executive Officer of the law firm of Beatty & Wozniak, P.C. located in Denver, Colorado since 1998. Mr. Beatty began his career at Vinson & Elkins LLP and later became a professor of law at the University of Idaho before joining the legal department of the Colorado Interstate Gas Company, a subsidiary of The Coastal Corporation. Mr. Beatty served in a variety of positions with Coastal, ultimately becoming Executive Vice President, General Counsel. Mr. Beatty also served as Chief of Staff to Colorado Governor Roy Romer from 1993 to 1995. Mr. Beatty serves on the Board of Directors of MarkWest Energy GP, L.L.C.

Skills and Qualifications:

Mr. Beatty is a graduate of Harvard Law School. Mr. Beatty is a National Association of Corporate Directors Board Leadership Fellow. Mr. Beatty's extensive legal background, focused primarily in the oil and gas industry, provides him a wealth of knowledge that he brings to the Board. Mr. Beatty's experience and background includes significant involvement in political and legislative activities in the oil and gas industry and have provided him an expansive understanding of corporate governance matters.

Michael B. Decker



Joined the Board: 2007

Age: 64

Board Committees: Compensation Committee, Nominating/Corporate Governance Committee

Principal Occupation: Partner with Wingate Partners

Michael B. Decker has been a director of Denbury since December 2007. Mr. Decker has been a partner of Wingate Partners, a Dallas-based private equity investment company, since 1996. Prior to joining Wingate Partners, Mr. Decker held the position of Chief Operating Officer of the Trammell Crow Company. He previously was President of Huffco Group, Inc., an energy exploration company. Mr. Decker currently serves as a board member for Sunrise Oilfield Supply and USA Environment LP. Mr. Decker has served as a consultant for the Boston Consulting Group and has worked as an investment officer for the World Bank.

Skills and Qualifications:

Mr. Decker holds an MBA from the Harvard Business School, a Master of Arts from Oxford University, and an Artium Baccalaureatus from Princeton University. Mr. Decker's educational background and current and past roles provide him with significant financial, managerial and leadership experience. Mr. Decker has significant experience in the oil and gas industry as well as several other industries, which broadens the perspectives he brings to the Board.

John P. Dielwart

Joined the Board: 2013

Age: 61

Board Committees: Reserves and HSE Committee, Risk Committee

Principal Occupation: Vice-Chairman of ARC Financial Corp.

John P. Dielwart has been a director of Denbury since November 2013. Mr. Dielwart is a founder and former Chief Executive Officer, as well as a current member of the Board of Directors, of ARC Resources Ltd., a Calgary, Canada-based public oil and gas company and a member of the Board of Directors of Tesco Corporation, an oilfield services company. Mr. Dielwart oversaw the growth of ARC, first as its President and then as Chief Executive Officer from its startup in 1996 until his retirement in January of 2013. Mr. Dielwart is currently the Vice-Chairman of ARC Financial Corp., Canada's leading energy focused private equity manager, a position he assumed after his retirement from ARC. Prior to joining ARC, Mr. Dielwart spent 12 years with a major Calgary-based oil and natural gas engineering consulting firm, as Senior Vice President and Director. Mr. Dielwart began his career at a major Calgary-based oil and natural gas company, where he spent five years. Mr. Dielwart served two separate three-year terms as a Governor of the Canadian Association of Petroleum Producers (CAPP), including 18 months (2002 to 2004) as Chairman.

Skills and Qualifications:

Mr. Dielwart is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and received a Bachelor of Science Degree (with Distinction) in Civil Engineering (1977) from the University of Calgary. Mr. Dielwart's background in the oil and gas industry, particularly as a founder and former Chief Executive Officer of ARC, provides the Board with extensive and relevant industry knowledge, as well as a managerial and leadership perspective. Mr. Dielwart's experience in overseeing the development of ARC into a successful growth and income company is an asset to both the Board and management as the Company implements and develops its growth and income strategy.

Ronald G. Greene



Joined the Board: 1995

Age: 65

Board Committees: Compensation Committee, Reserves and HSE Committee

Principal Occupation: Principal Stockholder, Officer and Director of Tortuga Investment Corp.

Ronald G. Greene has been a director of Denbury since 1995 and was the Chairman of the Board until 2008. Mr. Greene was the founder and served as Chairman of the Board and Chief Executive Officer of Renaissance Energy Ltd. from its inception in 1974 until May 1990, and remained as Chairman until Renaissance was merged with Husky Oil Operations to create Husky Energy, Inc. in August 2000. Mr. Greene served as a director of Husky Energy, Inc. from August 2000 until April 2003. He is the principal stockholder, officer and director of Tortuga Investment Corp., a private investment company. Mr. Greene also served as lead director of WestJet Airlines Ltd. from June 1995 until April 2008, and he has previously served on the boards of several public and private companies, as well as industry organizations and community and international charitable organizations.

Skills and Qualifications:

Mr. Greene has vast experience in the oil and gas industry, including past oversight of, and experience in building and running, a large public oil and gas company. He has extensive knowledge of Denbury based on his long tenure on the Board, having served 13 years as Denbury's previous Chairman. This, combined with his leadership experience, has been instrumental in the Board's oversight of the Company's long-term business strategy.

Gregory L. McMichael

Joined the Board: 2004

Age: 65

Board Committees: Compensation Committee, Nominating/Corporate Governance Committee, Risk Committee

Principal Occupation: Independent Consultant

Gregory L. McMichael has been a director of Denbury since December 2004. Mr. McMichael is currently a self-employed business consultant, having retired in 2004 from his position of Vice President and Group Leader – Energy Research of A.G. Edwards, where he was responsible for all of the firm's equity research in the energy sector. Prior to his employment by A.G. Edwards, which commenced in 1998, Mr. McMichael was Director of Equity Research of Hanifen, Imhoff, Inc., a regional investment banking firm based in Denver, Colorado, for eight years. Prior to his employment by Hanifen, he worked directly in the oil and gas industry for 15 years, most recently as Chief Executive Officer of Point Resources Inc., a privately held oil and natural gas exploration and production company. Mr. McMichael has previously served as a director of Matador Resources Company, Quest Resource Corporation and Admiral Bay Resources Inc.

Skills and Qualifications:

Mr. McMichael is a National Association of Corporate Directors Board Leadership Fellow. Mr. McMichael's experience in the oil and gas industry, coupled with his service on other boards and experience as an analyst covering the energy sector, provides the Board with broad and extensive analytical perspectives. Mr. McMichael monitors the oil and gas industry and provides the Board with various analyses of relative industry performance.

Kevin O. Meyers



Joined the Board: 2011

Age: 60

Board Committees: Audit Committee, Reserves and HSE Committee

Principal Occupation: Independent Consultant

Kevin O. Meyers has been a director of Denbury since July 2011. Dr. Meyers has more than 30 years of experience in the oil and gas industry, having retired from ConocoPhillips at the end of 2010. Dr. Meyers currently serves on the Board of Directors of Hornbeck Offshore Services, Inc., Precision Drilling Corporation, Bill Barrett Corporation, and Hess Corporation. Dr. Meyers previously served on the Board of Directors of LUKOIL, the World Energy Council, the United States Energy Association, the Board of Regents of the University of Alaska and the Nature Conservancy of Alaska. For the ten years prior to retirement, Dr. Meyers was a senior executive with ConocoPhillips, most recently serving as Senior Vice President Exploration and Production, Americas. Prior to that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian Region, and President of ConocoPhillips Alaska. For the twenty years prior to that, he served in engineering, technical and executive positions with ARCO, last serving as President of ARCO Alaska.

Skills and Qualifications:

Dr. Meyers holds a Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology and bachelor's degrees in Chemistry and Mathematics from Capital University in Ohio. Dr. Meyers' educational background and extensive industry and technical experience provide the Board with significant insight into the Company's operations and technical matters. His leadership experience with large oil and gas companies further broadens the perspectives he brings to the Board.

Phil Rykhoek



Joined the Board: 2010

Age: 57

Board Committees: N/A

Principal Occupation: President and Chief Executive Officer of Denbury Resources Inc.

Phil Rykhoek has been a director of Denbury since December 2010 and has been the President and Chief Executive Officer of Denbury since June 2009. Since joining the Company in June 1995 and until June 2009, Mr. Rykhoek served as Chief Financial Officer, last serving as Senior Vice President, Chief Financial Officer, Secretary and Treasurer. Mr. Rykhoek led the effort to take Denbury public in the United States in 1995 and has been an integral part of senior management for the last 18 years, as the Company has grown from an initial market capitalization of approximately $40 million in 1995 to its current market capitalization of approximately $6 billion. Before joining Denbury in June 1995, Mr. Rykhoek was co-founder and an executive officer of Petroleum Financial, Inc. ("PFI"), a private company formed in May 1991 to provide accounting, financial, and management services on a contract basis to other entities. While at PFI, Mr. Rykhoek was also an officer of Amerac Energy Corporation, where he had been employed in various positions for eight years, last as Vice President and Chief Accounting Officer. Mr. Rykhoek also served as a director of the general partner of Encore Energy Partners L.P. between August 2010 and December 2010 and of the general partner of Genesis Energy, L.P. between May 2002 and February 2010.

Skills and Qualifications:

As Chief Executive Officer of the Company, Mr. Rykhoek is intimately knowledgeable of the day-to-day and strategic operations of the Company, providing the Board with a management perspective.

Randy Stein



Joined the Board: 2005

Age: 60

Board Committees: Audit Committee, Nominating/Corporate Governance Committee, Risk Committee

Principal Occupation: Independent Consultant

Randy Stein has been a director of Denbury since January 2005. Mr. Stein is currently a self-employed business consultant, having retired from PricewaterhouseCoopers LLP, formerly Coopers & Lybrand LLP, in 2000. Mr. Stein was employed for 20 years with PricewaterhouseCoopers LLP, most recently as principal in charge of the Denver, Colorado tax practice. Mr. Stein served as Audit Committee Chairman, Co-Chairman of the Nominating/Corporate Governance Committee, and a member of the Compensation Committee of Westport Resources Corp., a Denver-based public oil and gas company, from 2000 until it was acquired in 2004. Mr. Stein is currently a board member and Audit Committee Chairman of Bill Barrett Corporation, a Denver-based public oil and gas company, and also served on the board and audit committee of Koala Corporation, a Denver-based company engaged in the design, production and marketing of family convenience products, from 2001 through 2005.

Skills and Qualifications:

Mr. Stein's experience in public accounting with a major accounting firm provides our Board with insights into many aspects of the financial reporting and tax issues facing oil and gas companies. Mr. Stein's background also brings additional financial, accounting and tax expertise to the Board through prior experience as a vice president of taxation for a publicly traded oil and gas company, and an expansive understanding of corporate governance and audit committee matters through his service on other boards.

Laura A. Sugg

Joined the Board: 2012

Age: 53

Board Committees: Compensation Committee, Reserves and HSE Committee

Principal Occupation: Independent Consultant

Laura A. Sugg has been a director of Denbury since January 2012. Ms. Sugg currently serves on the board of directors of the Williams Companies, Inc. and Williams Partners L.P. (a position she also held from 2011 to 2012) and previously served on the board of directors of Mariner Energy Inc., Huber Energy, and Williams Partners L.P. Ms. Sugg is a retired senior executive of ConocoPhillips, serving over 20 years in diverse roles of increasing responsibility, last serving as President of the Australasia Division. In this role, Ms. Sugg was in charge of profit and loss and growth for ConocoPhillips' operations in Australia and East Timor. Prior to her role as President of the Australasia Division, Ms. Sugg served as ConocoPhillips' General Manager E&P Human Resources, ConocoPhillips' midstream executive responsible for the profit and loss, health, safety and environment, and operations for its gas gathering, processing, and fractionation business in the U.S., Canada and Trinidad, and Vice President Worldwide Gas.

Skills and Qualifications:

Ms. Sugg has a bachelor's degree in chemical engineering from Oklahoma State University and is a member of the National Association of Corporate Directors. Ms. Sugg's background brings extensive industry, operational and technical experience to the Board. Her experience also extends to human resources, compensation and financial matters, which combined with her leadership experience in a large oil and gas company, exemplifies the diverse perspectives she brings to the Board.

Vote Required

As described above, in order for a nominee to be elected as a director, such nominee must receive the affirmative vote of a majority of the votes cast with respect to such nominee. A majority of votes cast means that the number of shares voted "for" a nominee's election must exceed the number of shares voted as "withhold" for such nominee's election. Abstentions and broker non-votes will not be counted as votes cast for purposes of the election of directors. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.

Board of Directors' Recommendation

Our Board of Directors recommends that stockholders vote FOR election of each of the foregoing director nominees.

GOVERNANCE OF THE COMPANY

The business, properties and affairs of the Company are managed by the Chief Executive Officer under the direction of the Board. The Board has responsibility for establishing broad corporate policies and for the overall performance and direction of the Company. Other than involvement by the Company's Chief Executive Officer, the Board is not involved in the day-to-day operations of the Company. Board members keep informed of the Company's business by participating in Board meetings, attending committee meetings, reviewing regularly provided analyses and reports, and engaging in thorough discussions with the Chief Executive Officer and other officers of the Company.

Board Leadership Structure

Wieland F. Wettstein serves as Chairman of our Board and Phil Rykhoek serves as our Chief Executive Officer. The separation of the positions of Chief Executive Officer and Chairman of the Board allows for our Chief Executive Officer to focus on the day-to-day leadership and performance of the Company and allows our Chairman of the Board to lead the Board in its fundamental role of providing advice and oversight to management. The Board recognizes that no single leadership structure is right for all companies, and depending on the circumstances, other leadership structures might be appropriate. The Board believes the current leadership structure is effective and appropriate, creates a separation of executive powers by providing an experienced Chairman with whom the Chief Executive Officer can discuss issues facing the Company, and provides a significant voice to non-management directors.

Presiding Director

Wieland F. Wettstein, our Chairman of the Board, is the presiding director at the meetings of non-management directors. To contact him, please address your letters to:

Denbury Resources Inc.
Attn: Chairman of the Board of Directors
5320 Legacy Drive
Plano, Texas 75024

Corporate Governance Policies

The Board has adopted Corporate Governance Policies that address significant issues of corporate governance and set forth the procedures by which the Board carries out its responsibilities. Among the areas addressed by the policies are director qualifications, director responsibilities, selection and election of directors, director compensation and tenure, Board committee responsibilities, director orientation and continuing education, director access to management and succession planning, the number of Board meetings, and Board and committee performance evaluations. The Nominating/Corporate Governance Committee is responsible for assessing and periodically reviewing the adequacy of these policies. The policies are available on the Company's website at www.denbury.com under the "Investor Relations – Corporate Governance" link.

Risk Oversight

The Board takes an active role in overseeing management of the Company's risks through its review of risks associated with our operations and strategic initiatives, both as a Board and through Board committees. For example, the Audit Committee reviews and discusses with management our major financial risks, including any risk assessment or risk management policies. The Audit Committee receives regular reports regarding enterprise risk from our Internal Audit Department and management and informs the Board through regular committee reports. In addition to receiving regular reports from the Audit Committee and other Board committees concerning our enterprise risk, the Board as a whole also routinely reviews and discusses enterprise risk management and receives updates throughout the year from the Director of Internal Audit. The Board also reviews information concerning other risks through regular reports of its committees. Additionally, in December of 2013, the Board authorized the creation of a Risk Committee, which will focus on overseeing matters related to certain financial and business risks.

Identification of Director Candidates

The Nominating/Corporate Governance Committee is responsible for identifying and reviewing director candidates to determine whether they qualify, and should be considered, for membership on the Board. The Nominating/Corporate Governance Committee has not established a specific minimum or maximum age, level of education, years of experience or specified types of skills for potential director candidates, but in general, consideration is given to the candidates' business and professional backgrounds, and the committee seeks candidates with outstanding integrity, achievements, judgment and other skills and experience that will enhance the Board's ability to serve the long-term interests of the Company and its stockholders. The Board and the Nominating/Corporate Governance Committee aim to assemble a diverse group of Board members and believe that no single criterion, such as gender or minority status, is determinative in obtaining diversity on the Board. The Board defines diversity as differences of viewpoint, professional experience, education and skills, such as serving on other public company boards, the balance of business interest and experience of the candidate as compared to the incumbent or other nominated directors, and the need for any particular expertise on the Board or one of its committees. Members of the Board will be asked to submit recommendations when there is an opening or anticipated opening for a director position. The Nominating/Corporate Governance Committee may also use outside sources or third parties to find potential director candidates, and similarly may use the services of outside sources or third parties to evaluate or assist in evaluating nominees brought to their attention.

The Nominating/Corporate Governance Committee will also consider director candidates recommended by the stockholders in accordance with the Company's Bylaws. For information on how to recommend a director candidate, refer to *Stockholder Proposals for Our 2015 Annual Meeting of Stockholders – Advanced Notice of Nominations or Proposed Business for Our 2015 Annual Meeting of Stockholders* below.

Director Independence

The Company's Bylaws provide that at least two-thirds of the members of the Board will be independent under the rules of the New York Stock Exchange ("NYSE") and its corporate governance listing standards. Additionally, each of the Board committee charters requires that members of that committee be independent. The Board has affirmatively determined that all nominees for director, with the exception of Mr. Rykhoek, the Company's President and Chief Executive Officer, qualify as independent directors under these standards based on its review of all relevant facts and circumstances.

Code of Business Conduct and Ethics

The Company has a Code of Business Conduct and Ethics that applies to its officers, employees and directors. This code assists employees in resolving ethical issues that may arise in complying with Denbury's policies. The Company's Chief Executive Officer and Senior Financial Officers are also subject to the Code of Ethics for Senior Financial Officers and Principal Executive Officer. The purpose of these codes is to promote, among other things:

- ethical handling of actual or apparent conflicts of interest;
- full, fair, accurate and timely disclosure in filings with the SEC and in other public disclosures;
- compliance with the law and other regulations;
- protection of the Company's assets;
- compliance with insider trading policies; and
- prompt internal reporting of violations of the codes.

Both of these codes are available on the Company's website at www.denbury.com, under the "Investor Relations – Corporate Governance" link. Any waiver of these codes with respect to executive officers and directors of the Company may be made only by the Board and will be disclosed to stockholders on the Company's website, along with any amendments to these codes, to the extent required by applicable law, NYSE rule or regulation.

Related Party Transactions

Related Party Transactions Policy and Process

Under the Company's Related Party Transactions Policy, the Nominating/Corporate Governance Committee is charged with reviewing and approving or ratifying all transactions, other than those non-material transactions specifically excluded in the policy, between the Company and a "Related Party." Under the Company's Related Party Transactions Policy, "Related Parties" are the Company's directors and executive officers, as well as their immediate family members, and beneficial owners that hold more than 5% of the Company's common stock, as well as their immediate family members. The Company's Related Party Transactions Policy is available on the Company's website at www.denbury.com, under the "Investor Relations – Corporate Governance" link.

Certain Related Party Transactions

Pursuant to the Company's tender offer and consent solicitation with respect to its 9¾% Senior Subordinated Notes due 2016 (the "9¾% Notes") on February 5, 2013, the Company purchased $191,678,000 principal amount of 9¾% Notes, including $6,350,000 principal amount of 9¾% Notes tendered by Mr. Gareth Roberts (a former director of the Company), with the remaining outstanding 9¾% Notes redeemed in March 2013. Mr. Roberts was issued his 9¾% Notes in June 2009 as part of a Founder's Retirement Agreement. Mr. Roberts received $6,959,335 (which amount included principal, tender premium and accrued interest) on February 5, 2013 for tendering his 9¾% Notes on the same terms as all other holders of the 9¾% Notes.

Tortuga Investment Corp. ("Tortuga"), a corporation solely owned by Mr. Greene (a director of the Company), purchased $1 million principal amount of 9¾% Notes on February 13, 2009, $2 million principal amount of 8¼% Senior Subordinated Notes Due 2020 (the "8¼% Notes") on February 10, 2010, and $5 million principal amount of 6 3/8% Senior Subordinated Notes Due 2021 (the "6 3/8% Notes") on February 17, 2011. In the year ended December 31, 2013, Tortuga received interest payments on the 8¼% Notes and 6 3/8% Notes of $165,000 and $318,750, respectively. Tortuga received interest payments on the same terms as all other holders of these notes. On March 7, 2013, Tortuga received $1,050,375 (which amount included principal, redemption premium and accrued interest) upon the redemption of all 9¾% Notes that remained outstanding on the same terms as all other holders of the 9¾% Notes.

Communication with the Board

The Board has approved a process by which stockholders or other interested parties may contact the members of the Board. All parties wanting to communicate with the Board should address letters to:

Denbury Resources Inc.
Attn: Corporate Secretary
5320 Legacy Drive
Plano, Texas 75024

In addition, interested parties may e-mail the Corporate Secretary and Board members at: secretary@denbury.com. All such communications will be forwarded by the Corporate Secretary directly to the Board.

BOARD MEETINGS, ATTENDANCE AND COMMITTEES

The Board met nine times during the year ended December 31, 2013, including telephonic meetings. All directors attended at least 75% of the Board meetings held in 2013. Mr. Wettstein, Chairman of the Board, acted as chairman of each Board meeting. The Board took all other actions by unanimous written consent during 2013 in accordance with the terms of the Company's Bylaws. In addition, all directors attended at least 75% of all meetings of each of the committees on which they served.

At each in-person meeting, the Board holds an executive session with the non-management Board members. Mr. Wettstein, Chairman of the Board, was chosen by the independent Board members to chair these executive sessions.

The Company encourages the directors to attend the annual meeting of stockholders, but does not have a policy that all of the directors must be present. All of the directors attended last year's annual meeting of stockholders.

During 2013 the Board had an Audit Committee, Compensation Committee, Reserves and HSE Committee and a Nominating/Corporate Governance Committee. At each Board meeting in 2013, the Chairpersons of each committee provided a report on their committee's activities and findings from their most recent meetings. The Board committees had the following number of meetings during 2013, including telephonic meetings:

Committee	Number of Meetings in 2013
Audit	8
Compensation	4
Reserves and HSE	8
Nominating/Corporate Governance	4

During 2013 the Board made a number of Committee membership changes throughout the year. Additionally, in December of 2013, the Board authorized the creation of a Risk Committee, which will focus on overseeing matters related to certain financial and business risks. The table below shows the Committee memberships at January 1, 2013 and 2014.

Name	Audit		Compensation [1]		Reserves and HSE		Nominating/ Corporate Governance		Risk [2]
	1/1/2013	1/1/2014	1/1/2013	1/1/2014	1/1/2013	1/1/2014	1/1/2013	1/1/2014	1/1/2014
Wieland F. Wettstein, Chairman	X	X							X
Michael L. Beatty		X					Chairman	Chairman	
Michael B. Decker			X	X	X			X	
John P. Dielwart						X			X
Ronald G. Greene				X	X	X			
Gregory L. McMichael	X		Chairman	X	X			X	Chairman
Kevin O. Meyers		X	X		Chairman	Chairman			
Phil Rykhoek									
Randy Stein	Chairman	Chairman					X	X	X
Laura A. Sugg			X	Chairwoman		X	X		

(1) The Compensation Committee members at January 1, 2013 were the members who set target compensation and the performance criteria for our performance awards for 2013 executive officer compensation.
(2) Members have been appointed to the Risk Committee and its first meeting was held on March 27, 2014, at which time the members reviewed a proposed charter and discussed the Committee's purpose and objectives.

Audit Committee

The Audit Committee is comprised of four independent directors: Messrs. Beatty, Meyers, Stein and Wettstein, with Mr. Stein acting as chairman. The primary purposes of the Audit Committee, which are discussed in detail in its charter, are to (a) appoint, oversee, compensate and evaluate the Company's independent registered public accounting firm, (b) oversee and evaluate the Company's internal audit function, and (c) provide assistance to the Board in fulfilling its oversight responsibility with respect to:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- the independence and qualifications of the Company's independent registered public accounting firm;
- the performance of the Company's internal audit function and its independent registered public accounting firm;
- the preparation of required disclosures for the Company's financial statement filings with the SEC; and
- the evaluation as to whether the Company has effective processes for risk assessment and risk management.

The Audit Committee meets regularly with financial management, the Company's Director of Internal Audit and the independent registered public accounting firm to review financial accounting and reporting and financial controls of the Company. The Audit Committee reviews and gives prior approval for audit and permitted non-audit services and related fees of the independent registered public accounting firm. The Director of Internal Audit and the independent registered public accounting firm have unrestricted access to the Audit Committee and periodically meet with the Audit Committee without management representatives present to discuss the results of their examinations and their opinions. The Audit Committee has the power to conduct internal audits and investigations, reviews recommendations or suggestions for changes in accounting procedures, and has the power to initiate or supervise any special investigations it may choose to undertake. Each year, the Audit Committee recommends to the Board (for ratification by the stockholders) an independent registered public accounting firm (see *Audit Matters – Proposal Three*).

The NYSE and SEC have adopted standards with respect to independence and financial experience of the members of audit committees of public companies (including our Audit Committee). The standards require that all of the members of such audit committees be independent and that they all be able to read and understand fundamental financial statements, including balance sheets, income statements and cash flow statements. Additionally, at least one member of the committee must qualify and be designated as an "audit committee financial expert." The financial expert must be knowledgeable in the application of generally accepted accounting principles, the understanding and preparation of financial statements, accounting for estimates, accruals and reserves, internal accounting controls and audit committee functions. Such knowledge is to have been obtained through past education and experience in positions of financial oversight. Both Messrs. Stein and Wettstein have such experience and have been designated as "audit committee financial experts." All members of the Audit Committee satisfy the criteria for both independence and experience.

The Audit Committee charter is available on our website at www.denbury.com under the "Investor Relations – Corporate Governance" link.

Compensation Committee

The Compensation Committee is comprised of four independent directors: Messrs. Decker, Greene, and McMichael and Ms. Sugg, with Ms. Sugg acting as chairwoman. The primary purposes of the Compensation Committee are to provide assistance to the Board in discharging its oversight responsibilities relating to the compensation and development of the Chief Executive Officer and other officers, and to oversee and administer the Company's equity and other compensation and benefit plans. The Compensation Committee's duties and responsibilities, which are discussed in detail in its charter, include:

- reviewing and recommending for adoption by the Board a general compensation program and salary structure for the Company and reviewing the program annually, recommending to the Board overall salary increases, bonus levels and other annual compensation, and proposing modifications to the compensation program as deemed necessary;

- reviewing and approving on at least an annual basis the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of these goals and objectives, and, together with the other independent, non-employee, outside directors of the Board, determining and approving the Chief Executive Officer's compensation based on this evaluation, as well as, in consultation with the Chief Executive Officer, evaluating the performance of, and reviewing and recommending for adoption by the Board the compensation of, all other senior executives on an annual basis;
- reviewing and recommending to the Board the adoption of, or material modifications to, the Company's incentive compensation plans, deferred compensation plans and equity-based plans, granting awards under these plans, and administering these plans; and
- reviewing and discussing with management the compensation discussion and analysis and preparing and approving the Compensation Committee Report, both of which are included in this proxy statement.

The Compensation Committee charter is available on the Company's website at www.denbury.com under the "Investor Relations – Corporate Governance" link.

Reserves and Health, Safety and Environment ("Reserves and HSE") Committee

The Reserves and HSE Committee is comprised of four independent directors: Ms. Sugg, Messrs. Dielwart and Greene and Dr. Meyers, with Dr. Meyers acting as chairman. The primary purposes of the Reserves and HSE Committee are to provide assistance to the Board in discharging its oversight responsibilities relating to the Company's independent reserves engineer, information regarding the Company's reserves and the Company's health, safety and environmental policies, practices and procedures. The Reserves and HSE Committee's duties and responsibilities, which are discussed in detail in its charter, include:

- evaluating and recommending for selection by the Board, the Company's independent reserves engineer;
- reviewing, determining and monitoring the independence of the Company's independent reserves engineer;
- reviewing with management and the independent reserves engineer the proved reserves, including oil and natural gas, CO_2 and helium reserves;
- reviewing with management the Company's health, safety and environmental policies, practices and procedures and assessments of relevant high risk areas of each;
- reviewing the Company's strategy and initiatives in the area of corporate social responsibility; and
- reviewing the Company's reports regarding corporate responsibility activities prior to publication.

The Reserves and HSE Committee charter is available on the Company's website at www.denbury.com under the "Investor Relations – Corporate Governance" link.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee is comprised of four independent directors: Messrs. Beatty, Decker, McMichael and Stein, with Mr. Beatty acting as chairman. The primary purpose of the Committee is to provide assistance to the Board in discharging its oversight responsibilities relating to effective corporate governance. The Nominating/Corporate Governance Committee's duties and responsibilities, which are discussed in detail in its charter, include:

- identifying, recruiting, screening, interviewing and recommending for selection by the Board individuals qualified to become members of the Board (see *Governance of the Company – Identification of Director Candidates*);
- recommending to the Board, and overseeing the evaluation by the Board of, the director nominees to be presented for stockholder approval at the annual meeting of stockholders or for appointment by the Board if a vacancy occurs between annual meetings;
- developing and recommending to the Board for its approval an annual self-evaluation process of the Board and its committees;
- monitoring the education, orientation and training needs of directors of the Board;

- developing and recommending to the Board for its approval various codes of conduct and ethics and a set of corporate governance policies;
- recommending to the Compensation Committee director compensation and benefits on an annual basis; and
- reviewing, approving, or ratifying if appropriate, any related party transactions and any material amendments or modifications to such related party transactions pursuant to the Company's Related Party Transactions Policy.

The Nominating/Corporate Governance Committee charter is available on the Company's website at www.denbury.com under the "Investor Relations – Corporate Governance" link.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the number of shares of Denbury common stock beneficially owned as of February 28, 2014 by (i) each stockholder known by the Company to beneficially own more than 5% of our issued and outstanding common stock, (ii) each executive officer of the Company named in the Summary Compensation Table (our named executive officers), (iii) each director of the Board and (iv) all directors and executive officers as a group. Unless otherwise indicated, each stockholder identified in the table is believed to have sole voting and investment power with respect to the shares beneficially held. The table includes shares associated with stock options or stock appreciation rights ("SARs") that were acquirable within 60 days following February 28, 2014 under our 1995 Stock Option Plan and 2004 Omnibus Stock Incentive Plan (the "2004 Incentive Plan") along with unvested shares of restricted common stock. The percent of outstanding shares is calculated on the basis of 351,527,344 shares of Denbury common stock outstanding (which excludes treasury shares) as of February 28, 2014.

Name of Beneficial Owner	Beneficial Ownership of Common Stock as of February 28, 2014		Percent of Shares Outstanding
	Shares		
Directors and Executive Officers:			
Wieland F. Wettstein	230,968	[1][2][3][4]	*
Michael L. Beatty	89,225	[5][6]	*
Michael B. Decker	82,234	[1][6]	*
John P. Dielwart	9,400	[7]	*
Ronald G. Greene	3,711,984	[1][2][3][8]	1.1%
Gregory L. McMichael	50,318	[2][3][5]	*
Kevin O. Meyers	31,941	[1]	*
Randy Stein	99,880	[1][2][3]	*
Laura A. Sugg	20,423	[1]	*
Phil Rykhoek	887,537	[9][10]	*
Mark C. Allen	664,514	[9]	*
K. Craig McPherson	197,244	[9]	*
Robert L. Cornelius	294,549	[9]	*
James S. Matthews	70,196	[9]	*
All of the executive officers and directors as a group (16 persons)	6,761,389	[11]	1.9%
5% or more Stockholders			
The Vanguard Group, Inc.	25,467,907	[12]	7.2%
Capital World Investors	23,142,500	[13]	6.6%
Blackrock, Inc.	20,912,758	[14]	5.9%
RS Investment Management Co. LLC	18,865,164	[15]	5.4%
State Street Corporation	18,739,515	[16]	5.3%

* Indicates less than 1%.

(1) Includes 8,817 shares of unvested restricted common stock which will vest on May 31, 2014. In addition to the foregoing vesting provisions, unvested awards will vest upon the holder's death or disability or a change in control of the Company.

(2) Includes 12,000 stock options that are currently exercisable. In addition to the foregoing vesting provisions, unvested awards will vest upon the holder's death or disability or a change in control of the Company.

(3) Includes 17,004 SARs, which include (i) 6,489 SARs at a strike price of $12.97, (ii) 6,000 SARs at a strike price of $13.52 and (iii) 4,515 SARs at a strike price of $16.15. For purposes of calculating beneficial ownership with respect to the SARs, the number of shares of common stock included in the table was calculated by

assuming exercise and settlement of the SARs in common stock at a stock price of $16.36, the closing price of Denbury common stock on February 28, 2014, which resulted in a total of 2,446 shares of common stock.

(4) Includes 90,072 shares of common stock held by Mr. Wettstein's spouse.

(5) Includes 8,817 shares of unvested deferred stock units which will vest, but still be subject to deferral, on May 31, 2014. In addition to the foregoing vesting provisions, these awards will vest upon the holder's death or disability or a change in control of the Company.

(6) Includes 11,004 SARs, which include (i) 6,489 SARs at a strike price of $12.97 and (ii) 4,515 SARs at a strike price of $16.15. For purposes of calculating beneficial ownership with respect to the SARs, the number of shares of common stock included in the table was calculated by assuming exercise and settlement of the SARs in common stock at a strike price of $16.36, the closing price of Denbury common stock on February 28, 2014, which resulted in a total of 1,403 shares of common stock.

(7) Includes 8,699 shares of unvested restricted common stock which will vest on November 7, 2014.

(8) Includes 80,600 shares of common stock held by Mr. Greene's spouse in her retirement plan and 3,567,381 shares held by Tortuga, which is solely owned by Mr. Greene.

(9) Includes the following shares of common stock (as shown in the table below) for each individual which they respectively have the right to acquire pursuant to (a) stock options that are currently exercisable or that become exercisable within 60 days from February 28, 2014, (b) shares of unvested restricted common stock which vest on the dates listed or at the time the executive (i) becomes retirement eligible and (ii) has held the restricted common stock for one year from the date of grant, (c) shares of unvested restricted common stock that vest ratably between January 31, 2015 and the date the officer becomes retirement eligible, (d) shares of unvested restricted common stock which vest on the date the executive (i) becomes retirement eligible and (ii) has held the restricted common stock for one year from the date of grant, and (e) common stock issuable upon the exercise of SARs which are currently exercisable or which become exercisable within 60 days from February 28, 2014. In addition to the foregoing vesting provisions, all of these shares will vest upon a holder's death or disability or a change in control of the Company.

		Phil Rykhoek	Mark C. Allen	K. Craig McPherson	Robert L. Cornelius	James S. Matthews
Stock Options	(a)	42,868	40,140	—	—	—
Unvested Restricted Stock - Vesting on March 31, 2014	(b)	40,530	24,048	—	24,048	—
Unvested Restricted Stock - Vesting on May 1, 2014	(b)	—	—	16,667	—	—
Unvested Restricted Stock - Vesting on July 1, 2014	(b)	—	—	11,030	—	—
Unvested Restricted Stock - Vesting on January 30, 2015	(b)	—	—	—	—	16,000
Unvested Restricted Stock - Vesting on March 31, 2015	(b)	43,910	26,053	17,487	26,053	—
Unvested Restricted Stock - Vesting on July 1, 2015	(b)	—	—	11,030	—	—
Unvested Restricted Stock - Vesting on March 31, 2016	(b)	79,308	34,436	39,130	—	16,665
Unvested Restricted Stock - Vesting on March 31, 2017	(b)	—	35,951	46,223	—	18,489
Unvested Restricted Stock - Ratably & Retirement Vesting	(c)	81,668	84,998	—	—	—
Unvested Restricted Stock - Retirement Vesting	(d)	82,175	—	—	28,175	—
Stock Appreciation Rights	(e)	24,928	19,224	—	18,919	—
Total		395,387	264,850	141,567	97,195	51,154

For purposes of calculating beneficial ownership with respect to the SARs, the number of shares of common stock included in the table above was calculated by assuming exercise and settlement of the SARs in common stock at a strike price of $16.36, the closing price of Denbury common stock on February 28, 2014. The following table details the number and strike prices of the SARs held by Messrs. Rykhoek, Allen and Cornelius on February 28, 2014.

	Phil Rykhoek	Mark C. Allen	Robert L. Cornelius
Stock Appreciation Rights at a $12.19 strike price	12,100	8,544	—
Stock Appreciation Rights at a $12.97 strike price	80,385	67,931	80,385
Stock Appreciation Rights at a $14.73 strike price	19,370	7,102	—
Stock Appreciation Rights at a $15.63 strike price	72,992	50,689	50,689
Stock Appreciation Rights at a $18.71 strike price	76,137	45,175	45,175

These amounts do not include the following shares related to performance-based operational awards that were granted on January 4, 2013. The performance results for these shares were certified at 142% of the targeted level; however, the Compensation Committee exercised its discretion and reduced the number of shares earned by 15%. These shares are further subject to time vesting and will vest on January 4, 2015. See *Results of Performance-Based Operational Awards and Performance-Based Cash Awards Granted for 2013*. The holders of the performance-based stock do not have voting rights with respect to such shares until such shares vest.

	Phil Rykhoek	Mark C. Allen	K. Craig McPherson	Robert L. Cornelius	James S. Matthews
Performance-Based Awards - Vesting on January 4, 2015	68,374	29,688	33,735	24,290	14,366

(10) Mr. Rykhoek has 101,875 shares pledged as security for a personal credit line under which no amount was drawn as of February 28, 2014**.** Mr. Rykhoek has reduced the number of shares pledged by 163,892 shares, or 62%, since February 28, 2013.

(11) Our executive officers are those officers who, as of February 28, 2014, fall within the definition of Rule 16a-1 (f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and include our named executive officers, our Chief Accounting Officer and our Senior Vice President – Planning, Technology and CO_2 Supply. Shares beneficially owned by these executive officers and directors as a group include (a) 145,440 shares of common stock which the executive officers and directors as a group have the right to acquire pursuant to stock options which are currently exercisable or which become exercisable within 60 days from February 28, 2014, (b) 994,856 shares of restricted stock which vest over time, and (c) 93,135 shares of common stock issuable upon the exercise and settlement of SARs which are currently exercisable or which become exercisable within 60 days from February 28, 2014. For purposes of calculating beneficial ownership with respect to the SARs, the number of shares of common stock included in the table was calculated by assuming exercise and settlement of the SARs in common stock at a strike price of $16.36, the closing price of Denbury common stock on February 28, 2014.

(12) Information based on Schedule 13G/A filed with the SEC on February 12, 2014. The Vanguard Group, Inc. claims sole power to vote or direct the vote of 605,208 shares, sole power to dispose or direct the disposition of 24,897,146 shares and shared dispositive power of 570,761 shares. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(13) Information based on Schedule 13G/A filed with the SEC on February 13, 2014. Capital World Investors claims sole power to vote or direct the vote of 23,142,500 shares and sole power to dispose or direct the disposition of 23,142,500 shares. The address of Capital World Investors is 333 South Hope Street, Los Angeles, California 90071.

(14) Information based on Schedule 13G/A filed with the SEC on January 28, 2014. BlackRock, Inc. claims sole power to vote or direct the vote of 17,495,398 shares and sole power to dispose or direct the disposition of 20,912,758 shares. The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(15) Information based on Schedule 13G/A filed with the SEC on February 14, 2014. RS Investment Management Co. LLC claims sole power to vote or direct the vote of 18,189,761 shares and sole power to dispose or direct the disposition of 18,865,164 shares. The address of RS Investment Management Co. LLC is One Bush Street, Suite 900, San Francisco, California 94104.

(16) Information based on Schedule 13G filed with the SEC on February 3, 2014. State Street Corporation claims shared voting power of 18,739,515 shares and shared dispositive power of 18,739,515 shares. The address of State Street Corporation is One Lincoln Street, Boston, Massachusetts 02111.

MANAGEMENT

The names, ages and positions held by our officers are set forth below. Each officer holds office until his or her successor is chosen and qualify or until their earlier resignation or removal in accordance with our Bylaws. Set forth below the table is a description of the business experience of each of our current officers.

Name	Age	Position
Phil Rykhoek	57	Director, President and Chief Executive Officer
Mark C. Allen	46	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
K. Craig McPherson	55	Senior Vice President and Chief Operating Officer
Charlie Gibson	55	Senior Vice President – Planning, Technology and CO_2 Supply
Dan E. Cole	61	Vice President – Marketing, Business Development and Government Relations
Matt Elmer	54	Vice President – West Region
John Filiatrault	48	Vice President – CO_2 Supply and Pipelines
Jeff Marcel	52	Vice President – Drilling
James S. Matthews	52	Vice President, General Counsel and Secretary
Steve McLaurin	47	Vice President and Chief Information Officer
Alan Rhoades	49	Vice President and Chief Accounting Officer
Barry Schneider	51	Vice President – North Region
Whitney Shelley	46	Vice President and Chief Human Resources Officer
Phil Webb	55	Vice President – East Region

Phil Rykhoek is a director and President and Chief Executive Officer of Denbury. Biographical information for Mr. Rykhoek is included under *Proposal One – Election of Directors.*

Mark C. Allen, a Certified Public Accountant, is Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary. Mr. Allen served as Vice President and Chief Accounting Officer until June 30, 2009. Before joining Denbury in April 1999, Mr. Allen was Manager of Financial Reporting for ENSCO International Incorporated from November 1996 to April 1999. Prior to November 1996, Mr. Allen was a manager in the accounting firm of Price Waterhouse LLP. Mr. Allen also served as a director of Genesis Energy, L.P. between June 2006 and February 2010 and Encore Energy Partners GP LLC between August 2010 and December 2010.

K. Craig McPherson, Senior Vice President and Chief Operating Officer, joined Denbury in May 2011. Mr. McPherson served as Senior Vice President – Production Operations until June 2012. Prior to joining Denbury, Mr. McPherson was employed for 30 years with ConocoPhillips in a variety of managerial and technical roles. Mr. McPherson's role immediately prior to joining Denbury was as General Manager – Gulf Coast Business Unit, where Mr. McPherson directed ConocoPhillips' technical, operational and business activities in the Gulf Coast region of the U.S. Mr. McPherson had previous managerial roles in the U.S., Canada, the Middle East and Russia. A native of Louisiana and Oklahoma, Mr. McPherson earned his Bachelor of Science degree in Mechanical Engineering from Oklahoma State University.

Charlie Gibson, Senior Vice President – Planning, Technology and CO_2 Supply, is a registered Professional Engineer, who joined Denbury in September 2002. Mr. Gibson served as Vice President – West Region until June 2012. Prior to joining Denbury, Mr. Gibson was employed as a manager with Coho Resources for six years and employed by Sun/Oryx for 14 years in various reservoir and production engineering positions. Mr. Gibson received his Bachelor of Science degree in Petroleum Engineering from Louisiana State University.

Dan E. Cole, Vice President – Marketing, Business Development and Government Relations, joined Denbury in October 2006. Prior to joining Denbury, Mr. Cole was Director of the Mississippi/Alabama Business Unit for Plains Marketing, LP since April 2004, and Manager, Gulf Coast Region for EOTT Operating for the prior eight years before it was acquired by Plains Marketing. Mr. Cole has more than 30 years of marketing, transportation and supply experience in the natural gas and crude oil industry. Mr. Cole received his Bachelor of Business Administration degree from Texas A&M University.

Matt Elmer, Vice President – West Region, joined Denbury in July 2012 and has more than 30 years of experience in the oil and natural gas industry. Mr. Elmer was previously employed at ConocoPhillips where he held a variety of leadership roles, most recently as the Operations Manager for the San Juan Business Unit. Mr. Elmer previously held managerial roles in Alaska, South Texas, the Permian Basin and global Research & Development. Mr. Elmer earned his Bachelor of Science degree in Petroleum Engineering from Marietta College and is a Professional Engineer in the State of Louisiana.

John Filiatrault, Vice President – CO_2 Supply & Pipelines, joined Denbury in June 2010. Prior to joining the Company, Mr. Filiatrault's career spanned 23 years in the energy industry with Natural Gas Pipeline Company of America, El Paso Corporation and Kinder Morgan in a variety of assignments relating to engineering and operations. Mr. Filiatrault's most recent assignments were Director, Risk Engineering and Director of Gas Pipeline Operations with Kinder Morgan. Mr. Filiatrault received his Bachelor of Science degree in Civil Engineering from Valparaiso University in 1988, and his MBA from Samford University.

Jeff Marcel, Vice President – Drilling, has 30 years of oil & gas experience and joined Denbury in 1996. Mr. Marcel served in a variety of operational and management roles prior to being promoted to Vice President – Drilling in March 2010. Before joining Denbury, Mr. Marcel worked for Hunt Petroleum Corporation, Rosewood Resources Inc. and Placid Oil Company in various onshore and offshore engineering and management positions. Mr. Marcel received his Bachelor of Science degree in Petroleum Engineering from Louisiana State University.

James S. Matthews, Vice President, General Counsel and Secretary, joined Denbury in January 2012. Mr. Matthews was a partner with the law firm of Vinson & Elkins LLP from 2001 until joining Denbury in 2012, with a primary focus on representing companies in oil and gas finance transactions. Mr. Matthews served as Managing and Administrative Partner of Vinson & Elkins' Tokyo office during his last three years with the firm. Mr. Matthews holds a Bachelor of Arts degree from Vanderbilt University, a Master's Degree from Ohio University and a Juris Doctor degree from Emory University School of Law.

Steve McLaurin, Vice President and Chief Information Officer, joined Denbury in January 2011. Prior to joining Denbury, Mr. McLaurin was a partner with PricewaterhouseCoopers LLP, IBM and SolomonEdwardsGroup. Mr. McLaurin has more than 24 years of experience working with leading organizations and helping them manage their information technology solutions. He started his career as a systems analyst at General Dynamics. Mr. McLaurin holds a Bachelor of Science degree in Computer Science from Evangel University and is a Certified Information Systems Auditor (CISA).

Alan Rhoades, Vice President and Chief Accounting Officer, is a Certified Public Accountant. Mr. Rhoades has served as the Company's Chief Accounting Officer since July 2009. Before joining Denbury in July 2003, Mr. Rhoades was Assistant Controller for Amerada Hess Corporation from 2001 to 2003, and held that same position for Triton Energy Limited from 1996 until it was acquired by Amerada Hess Corporation in 2001. Prior to joining Triton Energy Limited, Mr. Rhoades was a manager in the accounting firm of KPMG LLP. Mr. Rhoades received his Bachelor of Business Administration degree from the University of Texas at Arlington and is a licensed CPA in the state of Texas.

Barry Schneider, Vice President – North Region, joined Denbury in September 1999. Prior to joining Denbury, Mr. Schneider was employed as a production engineer for Wiser Oil for six years and by Conoco for nine years in various production, engineering and operations positions. Mr. Schneider received his Bachelor of Science degree in Natural Gas Engineering from Texas A&M Kingsville.

Whitney Shelley, Vice President and Chief Human Resources Officer, joined Denbury in November 2009. Prior to joining Denbury, Ms. Shelley was Executive Vice President of Human Resources for Bank of America from 2004 until 2008. Ms. Shelley received her Microsoft Certified Systems Engineer (MCSE) certification in 1994 and graduated with a Bachelor of Science degree from the University of North Texas.

Phil Webb, Vice President – East Region, joined Denbury in January 2012. Mr. Webb has more than 30 years of upstream experience with ConocoPhillips in the United States, North Sea, Middle East, and Asia Pacific. Most recently, Mr. Webb served ConocoPhillips as Vice President overseeing its operations in Indonesia. In the United States, Mr. Webb's roles included Manager – Field Development, Asset Manager – Gulf Coast business unit, and Exploration Manager – Gulf Region Shelf & Onshore. Mr. Webb received a Bachelor of Science degree in Petroleum Engineering from Louisiana Tech University.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (this "CD&A") provides you with a detailed description of our executive compensation objectives, philosophy and programs, the compensation decisions we have made under those programs, and the rationale and details supporting specific compensation decisions.   While this CD&A focuses on the compensation of our President and Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers for 2013 (our "named executive officers"), it also provides a description of our overall executive compensation program. Our named executive officers for 2013 were as follows:

Name	Title
Phil Rykhoek	President and Chief Executive Officer
Mark C. Allen	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
K. Craig McPherson	Senior Vice President and Chief Operating Officer
Robert L. Cornelius[1]	Senior Vice President – Commercial Development, Government Affairs and Project Management
James S. Matthews	Vice President, General Counsel and Secretary

(1) Mr. Cornelius retired from his officer position as a Senior Vice President effective December 31, 2013.

Consistent with the Company's overall emphasis on teamwork, our top executives often function together as a committee, which we refer to as our "senior management team" or "senior management," which includes our named executive officers and our Senior Vice President – Planning, Technology and CO_2 Supply. This CD&A should be read in conjunction with the Summary Compensation Table on page 42, which details the compensation earned in 2013, 2012 and 2011 by our named executive officers reported in accordance with SEC rules.

Executive Summary

2013 Performance

The Company took several significant steps in 2013 that we believe will continue to define and distinguish the Company for many years to come. The Company completed the asset exchange it started in 2012 in which it exchanged its Bakken area assets for producing assets with nearly the same production and significant tertiary oil potential. In addition, during the fourth quarter of 2013, following a comprehensive review of our long-term plans, we announced our intention to expand our shareholder value proposition to include both growth and income. The expansion includes the initiation of regular quarterly cash dividend payments to our stockholders starting with $0.0625 per share (a rate of $0.25 per share on an annualized basis). The first quarterly cash dividend of $0.0625 was declared on January 28, 2014, and paid on March 25, 2014, to stockholders of record as of the close of business on February 25, 2014.

To expand our free cash flow, we adjusted certain of our development plans and timelines for various capital projects, principally in the Rocky Mountain region, in order to reduce our spending on certain major infrastructure projects over the next few years. These adjustments allowed us to accelerate our plan of providing a return to our stockholders through a cash dividend, while still growing our reserves and production. Our focused strategy, significant inventory of development projects and proven track record of value creation give us confidence that we can deliver a long-term cash flow profile that is unique among independent oil companies and successfully execute on our value-driven growth and income strategy in 2014 and beyond.

2013 business developments also include the following:

• Increased our average tertiary oil production to 38,477 barrels ("Bbls") per day, a 9% increase from average tertiary production in 2012 and in the upper half of our targeted tertiary oil production range.

- Added total proved reserves of 84.6 million Bbls of oil equivalent ("MMBOE") including estimated proved tertiary reserves of 34.0 million Bbls at Bell Creek Field, proved non-tertiary reserves of 42.2 MMBOE (added through our 2013 acquisition of interests at Cedar Creek Anticline) and 8.4 MMBOE of other additions or revisions.
- Added estimated proved CO_2 reserves of 350 billion cubic feet as a result of successful drilling in the Jackson Dome area, our primary source of CO_2 for the Gulf Coast region.
- Commenced injection of CO_2 into our first two tertiary floods in the Rocky Mountain region: Bell Creek Field in Montana and Grieve Field in Wyoming during the first half of 2013, and commenced our first tertiary oil production in that region from Bell Creek Field during the third quarter of 2013.
- Placed our Riley Ridge gas processing facility into service in the fourth quarter of 2013.
- Issued $1.2 billion of 4 5/8% Senior Subordinated Notes due 2023 in February 2013. The net proceeds of approximately $1.18 billion were used to repurchase or redeem our 9½% and 9¾% Senior Subordinated Notes due 2016, and to pay down a portion of outstanding borrowings on our bank credit facility.

Although there were many positives in 2013, there were areas in which the Company's performance did not meet desired 2013 results, including:

- The Delhi incident, which resulted in our recording $114 million of additional lease operating costs in 2013, with attendant loss of production due to field downtime; and
- Operating and capital cost increases and other revisions in our reserves that negatively impacted the Company's PV-10 value.

Key Compensation Decisions for 2013

The table below summarizes the key compensation decisions made to our compensation components for 2013 and the Compensation Committee's rationale behind such decisions. Each decision is discussed in greater detail throughout this CD&A and our four primary compensation components are described below under *Compensation Components*.

Compensation Component	Compensation Decision	Compensation Committee Rationale	CD&A Discussion
Stock-based compensation	Increased the percentage of performance-based equity awards to a total of 50% of the named executive officers' total equity compensation	Place a greater emphasis on performance-based awards to align the interests of senior management with those of our stockholders	*See* page 34
	Increased the vesting period for our performance-based equity awards from one year to two years	Place a greater emphasis on long-term incentives to align the interests of senior management with those of our stockholders	*See* page 34
Performance-based compensation	Changed the performance metrics to include a capital efficiency metric and a non-tertiary oil production metric	Better align the performance metrics in the performance awards with the Company's overall corporate goals for 2013	*See* page 35
	Reduced the earned payout under the performance-based cash and performance-based operational awards by 15%	Recognized that the Company did not meet certain health, safety and environmental operational goals and lease operating cost goals primarily as a result of the Delhi incident, and goals related to our desired increase in net asset value per share	*See* page 38
Annual bonuses	Awarded a payout at 85% of target for the Company component and a range of 50% to 80% of target for the individual component for senior management	Recognize Company and individual performance during 2013 which warranted a payout of less than 100% of target	*See* page 33
	Increased the individual performance component from 15% to 25% of the annual cash bonus mix	Place a greater emphasis on individual performance and the achievement of individual goals, while keeping the primary focus on Company results	*See* page 32
Base salaries	Approved a special market-based salary increase for the Chief Executive Officer of approximately 20% and increased base salaries for other members of senior management by approximately 3.5%	Align senior management's targeted compensation levels at the 50th percentile of our peer companies	*See* page 32

Additionally, our Board amended our stock ownership and retention guidelines for our directors and officers to, among other changes for the officers, increase the stock ownership holding amount for our President and Chief Executive Officer from three to five times his base salary (see *Stock Ownership Guidelines*).

Summary Pay for Performance

The Compensation Committee believes that performance-based compensation is an increasingly important element of executive compensation, and it considers the percentage of performance-based compensation relative to total target compensation. The following table details the average percentage that the combined performance-based compensation elements represent of the total targeted compensation for our named executive officers in 2012, 2013 and 2014.

Percent of Performance-Based Compensation[1]



(1) The amounts used to calculate the percent of performance-based compensation shown in the graph above exclude mid-year grants, which are made from time to time in the event of new employment or a promotion and use the base salaries in place as of January 1 of each year (versus base salary increases resulting from mid-year promotions). Additionally, the TSR award value used is based on the Company's stock price on the date of grant (versus the fair value calculated using the Monte-Carlo valuation model used in the Summary Compensation Table). These numbers were utilized in the calculation because these are the numbers the Compensation Committee used to set target compensation each year.

We believe that our compensation strategy aligns with Company performance and that senior management compensation is based on both individual and Company performance. In reviewing 2013 performance results as related to compensation decisions, the Compensation Committee took into consideration the Company's many positive business developments and goal achievements in 2013 and the areas in which the Company's performance did not meet desired results (see *2013 Performance* above). Consequently, the Compensation Committee made the following compensation decisions: (1) awarded 85% of targeted payout for the Company portion of the annual bonus, which bonus was paid at the same percentage of target for all employees, including our senior management; (2) awarded a range of 50% to 80% of targeted payout for the individual portion of the annual bonuses for senior management; and (3) used the Compensation Committee's negative discretion to reduce the earned payout under the performance-based operational awards and performance-based cash awards by 15%.

To help demonstrate the alignment of performance and compensation, the table below presents the percentage of target compensation earned in 2011, 2012 and 2013 by Phil Rykhoek, our President and Chief Executive Officer, under each of our performance-based compensation elements: (1) annual cash bonus; (2) performance-based operational awards; (3) performance-based TSR awards; and (4) performance-based cash (each discussed in detail under *Compensation Components* below).   When establishing targets for these compensation elements, the Compensation Committee relied on its belief that it should be difficult to significantly exceed the targeted amounts and to do so would require the Company to perform well above target expectations. Similarly, the Compensation Committee believes that payouts below target and/or earned amounts are warranted when budgets or targets are not met or when the Company's performance does not otherwise meet desired results.

	% of Target Compensation Earned		
Performance-Based Pay Element	**2013**	**2012**	**2011**
Annual Cash Bonus	76.0% [1]	119.0% [2]	67.0% [3]
Performance-Based Operational Awards	120.7%	136.0%	56.0%
Performance-Based TSR Awards [4]	50.0%	109.0%	n/a
Performance-Based Cash	120.7%	136.0%	56.0%
Total	90.0%	125.0%	59.0%

(1) Reflects an earned payout of 85% of target for the Company portion, which comprised 75% of the annual cash bonus, and 50% of target for the individual portion, which comprised 25% of the annual cash bonus (see *Compensation Components – Annual Cash Bonuses*).

(2) Reflects an earned payout of 105% of target for the Company portion, which comprised 85% of the annual cash bonus, and 200% of target for the individual portion, which comprised 15% of the annual cash bonus.

(3) The annual cash bonus for 2011 was based 100% on Company performance. Mr. Rykhoek and all Company employees earned 67% of the target annual cash bonus for 2011.

(4) For 2013 and 2012, amounts reflect the percentage of the targeted level of performance-based TSR awards that would have vested if the performance period was limited to a single year. The performance-based TSR awards are based on the average annual performance during each year within a three-year period (see *Compensation Components – Stock-Based Compensation – Overall Program – Performance-Based TSR Awards*). In 2013, 2012 and 2011, the Company had a TSR percentile rank of 25%, 55% and 9%, respectively, compared to the TSR peer group in each year. In 2011, the Company did not have TSR awards. The 2011 TSR percentile rank of 9% for 2011 is a pro-forma number prepared for purpose of being able to analyze our TSR performance over a three-year period.

Following the compensation shown in our Summary Compensation Table (*see* page 42), we have presented a table that compares Summary Compensation Table amounts to compensation actually realized by our President and Chief Executive Officer (*see* page 45). When analyzing and setting compensation and considering pay-for-performance, our Compensation Committee believes it is important to consider what compensation is actually realized by the executive officers during a given fiscal year. The primary difference between the Realized Compensation Table values and the Summary Compensation Table values is the method and timing used to value equity awards. SEC rules require companies to report the grant-date fair value of all equity awards in the Summary Compensation Table for the year in which they were granted and to report performance-based equity (*e.g.*, the performance-based operational awards and performance-based TSR awards) at the grant-date fair value at 100% of the target level. As a result, approximately 60% of the total compensation amount reported in our Summary Compensation Table relates to equity grants that have not yet vested or been earned and for which the value, if any, is consequently uncertain.

Say on Pay Results 2013

In considering and making compensation decisions relative to senior management, the Compensation Committee noted that more than 97% of the stockholders who voted on the say-on-pay proposal at our 2013 annual meeting of stockholders voted in favor of the compensation of our named executive officers. Because of the support of this proposal, the Compensation Committee determined that no significant changes to our executive compensation policies and decisions were necessary at this time but continued to make minor adjustments consistent with our compensation objectives and philosophy.

At the 2014 annual meeting of stockholders, we will again hold an annual advisory vote to approve executive compensation (*see* page 52). The Compensation Committee will continue to monitor and consider the outcomes of this year's and future advisory votes on the Company's executive compensation program, as well as feedback from stockholders throughout the course of the year, when making compensation decisions for the Company's senior management.

Summary of Executive Compensation Practices

Below is a summary of certain executive compensation practices that we have implemented to drive performance and long-term stockholder value.



What We Do
☑   ***Pay for Performance***. A majority of senior management pay is performance-driven and not guaranteed. It must be earned every year based on objective and challenging operational and financial goals and individual contributions.
☑   ***No Employment Agreements.*** The Company does not have employment agreements with executive officers.
☑   ***Stock Ownership Guidelines***. All officers and directors are subject to stock ownership and retention guidelines that are in line with our peer group.
☑   ***No Hedging.*** The Company prohibits hedging and short sales by executive officers and directors.
☑   ***Risk Mitigation***. The Company mitigates compensation risk through varied performance measures and targets, long-term equity incentives, an independent compensation consultant, and Board and management processes to identify risks.
☑   ***Independent Compensation Consultant***. The Compensation Committee uses an independent compensation consultant that provides no other services to the Company.
☑   ***Relevant Peer Group***. The Company uses a representative and relevant peer group when making compensation decisions.
☑   ***No Dividends on SARs or Unearned Performance Awards.*** The Company pays time-vested dividends only on time-vested restricted stock; it does not pay dividends on SARs or on unearned performance-based equity awards.
☑   ***No New Tax Gross-Ups.*** The Company has a policy of no new tax gross-up provisions in severance arrangements.
☑   ***Severance Plan Double Trigger Change in Control***. The Company has double trigger severance payments under its Severance Protection Plan. Severance protection benefits will become payable under the Severance Protection Plan only with the occurrence of both a change in control and a qualifying termination.

Objectives and Philosophy

Our compensation policies are designed to ensure that salary levels and compensation incentives attract and retain top level individuals in key positions and are commensurate with each individual's level of executive responsibility, the type and scope of our operations, and our Company-wide financial condition and performance.

Our overall compensation philosophy is that we:

- pay competitive base salaries at a level to attract and retain outstanding talent, generally targeted at the median level of salaries of comparable companies;
- provide a proper balance and mix of compensation which places significant emphasis on long-term and performance-based incentives when determining executive compensation;
- encourage all employees to be stockholders to better align their interests with those of our stockholders; and
- reward employees primarily for the effort and results of the team or Company as a whole, rather than compensating only for individual performance; however, we believe it is important to differentiate compensation based on individual performance.

Annually the Compensation Committee sets target compensation for members of senior management. The Compensation Committee's objective is to obtain an appropriate balance and mix of compensation. In setting target compensation, the Compensation Committee analyzes the following compensation elements for each company in our peer group:

- base salary;
- target and actual total cash;
- long-term incentives; and
- target and actual total direct compensation.

Based on the Compensation Committee's analysis of such data, and in consultation with Meridian Compensation Partners, LLC ("Meridian"), our independent compensation consultant, and in accordance with prior practice, the Compensation Committee determined that the compensation of senior management for 2013 should approximate the 50th percentile of total compensation of the peer group, with the primary focus on long-term and performance-based incentives. The Compensation Committee also closely monitors industry trends and peer group data relative to executive compensation as a means to determine whether the mix of cash and equity is appropriate. Generally, base salaries are less than 25% of senior management's total compensation, so that a significant portion of the compensation is paid either through annual bonuses or long-term equity awards. This means that all compensation components other than executive base salaries will be based, to a significant degree, on Company performance.

When evaluating compensation, we compare the compensation of our senior management to that of our peer group and have always placed a significant emphasis on the aggregate compensation of our senior management as compared to the aggregate compensation of our peer's senior management. We believe this is an important consideration because (i) we want to make sure that our aggregate senior management compensation is reasonable compared to our peers, (ii) due to the unique nature of our business and our focus on enhanced oil recovery, it can be difficult to find an appropriate comparison for certain of our executives, and (iii) our emphasis on a team approach supports evaluating our compensation in such a manner. While we believe that evaluating aggregate senior management compensation is appropriate, the Company's compensation is evolving toward more of a balance between individual and team results. During the compensation review for 2013 compensation, we made a more significant distinction between the various senior management members to more appropriately compensate them for their respective duties and their individual performance and contribution.

We believe that our overall compensation program has proven to be an effective retention and motivational tool for our senior management and employees as evidenced by, among other things, our low employee turnover ratio. In spite of the highly competitive environment that currently exists in our industry and the demand for experienced personnel, our unplanned turnover rate has averaged approximately 5% per year during the last two years, excluding involuntary terminations. We also believe that the 2013 combination of components of our senior management compensation provided a proper balance and mix of compensation, with a significant portion of the target compensation related to long-term and performance-based incentives. Our mix of compensation components and their general terms are discussed in greater detail below under *Compensation Components*.

Roles in Setting Executive Officer Compensation

Role of the Compensation Committee

During the fourth quarter of each year, senior management reviews compensation for the entire Company based, in part, on recommendations from department and regional managers, and makes recommendations to the Compensation Committee. Final review of these recommendations is made by the Compensation Committee at its December Compensation Committee meeting, although depending on the magnitude of the anticipated changes, there may be several Compensation Committee meetings and discussions with management in advance of the December meeting. The Compensation Committee determines and approves the Chief Executive Officer's compensation and evaluates the performance of, and reviews and recommends for adoption by the Board, all compensation and long-term awards for other senior executives, considering, among other things, the recommendation of our Chief Executive Officer with regard to compensation for the other executives. The Compensation Committee also reviews and recommends for adoption by the Board our overall compensation programs for all employees or any significant changes to these programs. The Compensation Committee administers all of our compensation plans. Following approval of the entire compensation program, salary increases have typically been made effective January 1, bonuses under our cash bonus plan are typically paid in early January, and the recurring annual long-term equity awards are customarily granted in early January.

Role of the Independent Compensation Consultant

In the fourth quarter of each year, the Company and the Compensation Committee review compensation for senior management and all employees, with changes to compensation implemented early the following year. For 2012 and 2013 compensation reviews, the Compensation Committee engaged Meridian to serve as its independent compensation consultant and to advise the Compensation Committee on compensation-related matters. At the direction of the Compensation Committee, Meridian performed reviews related to the Company's executive compensation in relation to its peer group. Meridian's reports provided the Compensation Committee with comparative data, analyses, conclusions and recommendations that the Compensation Committee used in making its compensation decisions and recommendations in 2012 for compensation paid in 2013. The data provided by Meridian was primarily taken from its proprietary data, peer company proxy statements and other SEC filings. The ultimate compensation decisions for our senior management are made by the Compensation Committee or through recommendation to, and adoption by, the Board.

Other than Meridian's services mentioned herein, services performed at the request of the Compensation Committee, and an analysis of the compensation paid to the Company's directors prepared at the request of the Nominating/Corporate Governance Committee, Meridian provided no other material services for the Company during 2013. The Compensation Committee has assessed the independence of Meridian pursuant to applicable SEC and NYSE rules and concluded that Meridian's work for the Compensation Committee does not raise any conflicts of interest.

Use of Peer Survey Comparisons

In reviewing 2013 executive compensation decisions in December of 2012, the Compensation Committee considered compensation data from a selected group of peer companies. Based on consultation with Meridian, the Compensation Committee decided to use the same industry peer group in 2013 that was used in the prior year review, as follows:

2013 Compensation Review Peer Group	
Cabot Oil and Gas	Plains Exploration & Production
Cimarex Energy	QEP Resources Inc.
Concho Resources	Range Resources
Continental Resources	SM Energy
Newfield Exploration	Southwestern Energy
Noble Energy	Ultra Petroleum
Pioneer Natural Resources	Whiting Petroleum Corporation

The peer companies were selected from a group of independent publicly traded oil and gas companies with similar operations using several criteria, such as market capitalization, revenues, assets, enterprise value and production volumes. We believe that the selected companies were the most appropriate for executive compensation comparison for 2013 compensation decisions. The differences and similarities between us and the companies in our industry peer group are taken into consideration when considering peer group data for executive compensation. The Compensation Committee reviews the peer group composition annually.

Compensation Components

The Company's senior management compensation program is comprised of the following primary components: (1) base salaries, (2) annual cash bonuses, (3) stock-based compensation, and (4) performance-based cash awards. In addition, senior management may participate in certain other Company plans that are available to all employees, which include a stock purchase plan, 401(k) plan, and health and insurance plans. The Compensation Committee determined the appropriate level of each compensation component for senior management's 2013 compensation based on the Company's compensation objectives and philosophy and after evaluating the peer group data and setting target compensation. The following two charts detail the percentage each compensation component represents of the total targeted compensation considering the four primary compensation components for (1) our President and Chief Executive Officer (CEO) and (2) an average of our four other named executive officers (NEO) in 2013.



The following is a discussion of each of the compensation components outlined above.

Base Salaries

We strive to provide our senior management with a level of assured cash compensation in the form of base salaries, at appropriate levels given their positions, professional status and accomplishments. We believe that base salaries should generally target the 50th percentile of the salaries of similar management positions at our peer companies. To align the base salaries of the members of our senior management with that of our peers, the Compensation Committee granted an average base salary increase for 2013 to the executive officers (excluding Mr. Rykhoek, our Chief Executive Officer) of approximately 3.5%. The Compensation Committee determined that a higher increase (20%) was warranted for our Chief Executive Officer due to his pay relative to that of his peers and, accordingly, Mr. Rykhoek was granted a larger increase in his base salary. The base salary increases for the named executive officers resulted in base salaries that were slightly below the targeted 50th percentile of the relevant base salaries of our peers for similar individuals, as well as in the aggregate as a group. The comparative base salaries for 2012 and 2013 and the percent base salary comprised of total targeted compensation in 2013 for our named executive officers were as follows:

Name	2012 Base Salary	2013 Base Salary	Percent of Total 2013 Target Compensation
Phil Rykhoek	$624,000	$ 750,000	13%
Mark C. Allen	423,280	438,095	15%
K. Craig McPherson	450,000 [1]	465,750	15%
Robert L. Cornelius	423,280	438,095	17%
James S. Matthews	350,000 [2]	362,250	22%

(1) Effective July 1, 2012, Mr. McPherson was promoted to his current position of Senior Vice President and Chief Operating Officer, and as of that date his base salary increased from $423,380 to the $450,000 amount noted in the table.
(2) Mr. Matthews joined the Company on January 31, 2012, at an annual salary of $350,000.

Annual Cash Bonuses

The decision to pay bonuses, and in what amounts, is determined by the Compensation Committee on a Company-wide basis, and executive officers receive bonuses only if all other employees receive bonuses. Our practice for paying cash bonuses to employees is subject to review and change each year by our senior management and the Compensation Committee, and includes target levels of bonus compensation matched to an employee's job tier. The target bonus level for our named executive officers in 2013 was 100% of base salary for our named executive officers other than Mr. Matthews, for whom the target percentage was 85%.

For 2013, cash bonuses for each employee were determined based on two factors: Company performance and individual performance. The Company performance factor, which comprised 75% of each employee's target bonus for 2013, was evaluated by the Compensation Committee and could have ranged from 0% to 120% of target. The individual performance factor, which comprises 25% of each employee's target bonus, is evaluated by the employee's manager and supervisor and could have ranged from 0% to 200% of target. For members of senior management, individual performance was evaluated by the Compensation Committee, considering recommendations by the Chief Executive Officer for senior management other than himself.

Bonus determinations for the Company performance component of this cash bonus are made by our Compensation Committee subjectively, based on an overall retrospective evaluation of our corporate results, taking into account a wide range of both non-numeric measures and financial and operational results, which measures and results are determined at year end. Any measure that might be considered to determine whether or not an oil and natural gas company had a successful year (or other measures of success or failure) is a possible factor for consideration by the Compensation Committee. Historically, these measures have included an evaluation of production levels, stock performance, safety and environmental performance, achievement of acquisition or disposition goals, completion of significant transactions, completion of significant projects, operating and administrative expense levels, capital expenditures relative to budgeted levels, and changes in our proved, probable and possible reserves for the relevant period as compared to costs incurred for the same period. As our Compensation Committee's decisions are subjectively made on an overall basis, it is not possible to determine precisely how these measures are weighted or evaluated by the Compensation Committee.

After evaluating the Company's overall 2013 performance, which is more fully discussed in the *Executive Summary* above, the Compensation Committee concluded (and recommended to the Board for adoption) that 2013 cash bonuses for Company performance should be awarded at a level of 85% of bonus targets. This decision was based on the Compensation Committee's assessment of the Company's overall performance during 2013, including consideration of various performance factors. After evaluating the various performance factors for the Company in 2013, the Compensation Committee concluded that although the Company met many of its production and spending goals and improved on certain health, safety and environmental goals, it fell short with respect to meeting its operating expense target, and also missed on certain health, safety and environmental goals, including matters related to the Delhi incident. For these reasons, the Compensation Committee concluded that an award of less than 100% was appropriate for 2013. The 2013 Company cash bonus component was lower in comparison to 105% awarded in 2012.

Bonus determinations for the individual performance component with respect to senior management are also made by our Compensation Committee subjectively, based on an overall retrospective evaluation of the individual's personal performance during the year. The Compensation Committee considered, among other things, attainment of personal goals, leadership, teamwork, and the role the individual played in significant projects or transactions. Again, because these decisions are subjectively made on an overall basis, it is not possible to determine precisely how these measures are weighted or evaluated by the Compensation Committee. The individual portions of the cash bonuses for senior management for 2013 ranged from a low of 50% of target to a high of 80% of target. The Compensation Committee concluded that awards of less than 100% were appropriate in all circumstances partially due to the fact that the Company missed the targets described above and the Compensation Committee felt that it was senior management's responsibility to lead the Company in meeting these targets. This was particularly true with respect to the determination for Mr. Rykhoek, our President and Chief Executive Officer, where the Compensation Committee awarded only 50% of his targeted individual cash bonus component. 2013 individual cash bonus components for senior management were lower in comparison to 2012, where they ranged from a low of approximately 75% of target to a high of 200% of target.

It is important to note that historically the Company and individual performance components of the annual cash bonus, as a percentage of target, have directly correlated to the Company's overall performance for the fiscal year, considering important factors beyond only operational performance metrics. Our Compensation Committee strongly believes that the unrestricted nature of our annual cash bonus plan allows the Compensation Committee to take into account unforeseen matters that are outside of a specific performance metric to appropriately compensate senior management. For example, in 2013 the Company hit many of the operating performance metrics and the overall performance points earned pursuant to the targets set in January of 2013 exceeded the targets by 42% (see *Results of Performance-Based Operational Awards* and *Performance-Based Cash Awards Granted for 2013*), however, when evaluating the appropriate pay-out for annual cash bonuses, the Compensation Committee reduced the target award by 15% for the Company component and even more for the individual component to account for unsatisfactory performances during the year. The Compensation Committee believes that the annual cash bonus is an important part of the overall mix of compensation for our executives, as (1) a completely formulaic performance-based compensation system leaves no mechanism to adjust compensation for unanticipated operational events (both positive and negative) which occur in our business and which may affect a metric not included (or insufficiently weighted) in performance measures set at the beginning of the year, noting of course that over the past three years the Company has moved toward an equity compensation mix which is increasingly performance based, and (2) a well-balanced executive compensation system provides an element which allows assessment and differentiation among different executives, which has become an increasing, although not predominant, portion of the annual cash bonus.

Stock-Based Compensation – Overall Program

Equity compensation is a significant focus of our total compensation program for all employees, and is an even higher level of focus for compensation of our senior management. All equity-based awards granted under our 2004 Incentive Plan are designed to motivate our employees to increase the value of the Company, and hopefully help achieve a commensurate increase in the market price of our shares, which benefits not only the employees but the Company's stockholders. Our overall senior management equity compensation program for 2013 consisted of: (i) SARs payable only in stock; (ii) restricted stock; and (iii) performance-based equity awards. For 2013, the performance-based equity awards were split equally between performance-based operational awards (one-year performance period awards), which are earned based on the achievement of specific operational goals, and performance-based TSR awards (three-year performance period awards), which are earned based on the performance of Denbury stock compared to the stock of our peers (each discussed in detail below).

As part of the review to determine 2013 compensation, all aspects of senior management compensation were evaluated and compared to the peer group compensation data, valuing the long-term awards using grant-date fair values as presented in the *Summary Compensation Table* below. With respect to stock-based compensation for 2013, we placed a greater emphasis on performance-based awards to further align the interests of our executives with those of our stockholders. To do so, we increased the percentage of performance-based equity awards with a corresponding decrease in the percentage of SARs awarded, and also increased the vesting period on our performance-based equity awards from one year to two years. Additionally, in 2013 both the equity and cash performance-based operational awards were based upon two of the same performance metrics used to measure 2012 performance (tertiary oil production and reserve replacement percentage), along with a non-tertiary production metric and a metric comparing the Company's capital efficiency to that of its peers, essentially measuring on a per-barrel-of-oil-equivalent basis, adjusted pre-tax operating income to adjusted finding and development costs. The non-tertiary production metric replaced the 2012 total corporate production metric, putting more emphasis on production from our non-tertiary oil and natural gas properties, and the capital efficiency metric replaced the 2012 total operating cost metric, putting increased emphasis on value creation.

Based on all of the data, for 2013 it was determined that our long-term equity award grants to our named executive officers would be allocated as follows:

Percentage	Award Type	Terms
15%	SARs	Cliff vesting after the end of a three-year service period with a seven-year expiration date
35%	Restricted Stock	Cliff vesting after the end of a three-year service period
25%	Performance-Based TSR Awards	Based on a three-year TSR and cliff vesting at the end of the three-year performance period
25%	Performance-Based Operational Awards	Based on a one-year performance period measured against operational performance metrics and cliff vesting after two years

We have a mix of vesting parameters associated with our equity awards for our executive officers. For example, our annual recurring long-term awards of time-based vesting restricted stock and SARs vest approximately three years from the date of grant, our performance-based operational awards vest approximately two years from the date of grant and our performance-based TSR awards vest approximately three years from the date of grant. Over the last three years, we have increased the overall vesting periods of our total award mix by (1) creating the performance-based TSR award in 2012, which has a three-year vesting period, and (2) lengthening the vesting period of our performance-based operational awards, beginning with the 2013 grant, from an approximate one-year vesting period to a two-year vesting period.

Performance-Based TSR Awards. The TSR award is based on the average of the Company's total shareholder return performance during each year within the three-year performance period, comparing the Company's return to that of its peers. The stock prices used to compare TSR are based on the increase or decrease in the average common stock price between the last ten trading days of each year. The peer group of eleven companies, as selected by the Compensation Committee, is primarily weighted toward oil production and oil reserves, and includes six of the fourteen companies included in the Company's peer group used for the Compensation Committee's review for 2013 compensation. For this particular award, it was determined that having a peer group whose members were more aligned with the Company's heavily oil-weighted production and reserve mix, as opposed to natural gas, was more appropriate than a group comprised based on the relative size of each member. The peer group of companies used for this award was as follows:

TSR Award Peer Group	
Berry Petroleum Company	Pioneer Natural Resources Company*
Concho Resources*	Plains Exploration & Production Company*
Continental Resources*	Sandridge Energy, Inc.
MEG Energy Corporation	SM Energy Company*
Nexen, Inc.	Whiting Petroleum Corporation*
Oasis Petroleum, Inc.	

* Included in the Company's peer group used for the Compensation Committee's review for 2013 compensation.

The TSR achievement levels for each year in the three-year performance period will be based on how the Company ranks relative to the TSR achievement of the other companies in the peer group. At the end of the three-year performance period the final TSR achievement percentage of the Company will be determined based on the average of each peer's and the Company's relative TSR achievement percentage for each of the three performance years.

If a peer company is acquired (including via merger) or ceases to be traded on a major exchange before the end of the three-year period, the percentages will adjust on a pro rata basis to reflect the exclusion of such company and the adjusted number of companies in the peer group. In the event of a change in control of the Company, the performance period will end on the date of the change in control and the performance for the partial year will be annualized and averaged with any prior full-year periods to determine the ultimate payout.

Performance-Based Operational Awards. In order to create additional performance incentives, the second half of our executives' performance-based equity compensation is based on specific annual operational performance metrics. Our goal is to select performance objectives and measurement criteria that would not be significantly affected by commodity prices, or if so affected or influenced, our peer group would theoretically be similarly subjected to the same market influences on their performance.

The performance-based operational awards are earned during the performance period depending upon the Company's level of success in achieving specifically identified performance targets. Each year the Compensation Committee considers the Company's goals and attempts to match executives' performance targets with such corporate goals. The performance targets for 2013 covered the following four areas: (1) tertiary oil production; (2) non-tertiary oil production; (3) capital efficiency; and (4) reserves replacement percentages. The weighting and targets for 2013 are outlined below.

For 2013, the Compensation Committee increased the vesting period on the performance-based operational award from one year to two years. Generally, one-half of the shares eligible to be earned under the performance-based operational awards are eligible to be earned for performance at the designated target levels (100% target vesting levels) and twice that number of shares will be earned if the higher maximum target levels are met. If performance is below designated minimum levels for all performance targets, no performance-based shares will be earned.

The performance target calculation is performed by reviewing each measure, determining the appropriate number of points for each measure based on the actual results as indicated in each table below, and calculating the sum, which then must be approved by the Compensation Committee. In the aggregate, the potential points earned range from zero to 200, which corresponds to a vesting percentage from 0% to 200% of the targeted shares. The measurement period was a one-year measurement period for the awards granted in January 2013.

The tertiary oil production performance measure compares our actual tertiary production, as adjusted for acquisitions and dispositions during the year, to the targeted amounts over the one-year measurement period. The computation is measured as a percentage, computed by dividing the actual tertiary production by the mid-point of the 2013 targeted amount of 38,000 barrels of oil produced per day. This award is approximately 35% of the total weighting. Points were earnable as follows for the awards granted in January 2013:

Tertiary Oil Production - 35% Weighting	Performance Percentage Points
A. 106.58% or more	70
B. 103.95% to 106.57%	56
C. 100% to 103.94%	42
D. 96.05% to 99.99%	28
E. Less than 96.05%	0

The non-tertiary oil production measure compares our actual total non-tertiary oil production, as adjusted for acquisitions and dispositions during the year, to targeted amounts over the one-year measurement period. The computation is measured as a percentage, computed by dividing the actual non-tertiary oil production by the mid-point of the 2013 targeted amount of 32,200 barrels of oil equivalent produced per day. This award is approximately 15% of the total weighting. Points were earnable as follows for the awards granted in January 2013:

Non-Tertiary Oil Production - 15% Weighting	Performance Percentage Points
A. 107.76% or more	30
B. 104.66% to 107.75%	24
C. 100% to 104.65%	18
D. 95.34% to 99.99%	12
E. Less than 95.34%	0

The third measure compares our creation of value through the deployment of capital in comparison to current year operating results as compared to that of our peers by essentially measuring on a per-barrel-of-oil-equivalent basis adjusted pre-tax operating income to adjusted finding and development costs. This award is approximately 30% of the total weighting. Points were earnable as follows for the awards granted in January 2013:

Capital Efficiency - 30% Weighting	Performance Percentage Points
A. 90% to 100%	60
B. 70% to 90%	48
C. 50% to 70%	36
D. 30% to 50%	24
E. Less than 30%	0

The final measure compares our actual reserves replacement percentages (a measure of current year reserve additions relative to current year production) to targeted amounts. This award is approximately 20% of the total weighting. Points were earnable as follows for the awards granted in January 2013:

Reserves Replacement Percentages - 20% Weighting	Performance Percentage Points
A. 300% or more	40
B. 200% to 299%	32
C. 150% to 199%	24
D. 100% to 149%	16
E. Less than 100%	0

We believe that it should be difficult to exceed the targeted amounts of these performance measures, as to do so would require us to perform at or above 100% of our budgets or targets in every area, and our forecasts assume a high level of efficiency. Since the performance measures cover the three primary focal points of our business, that being production, reserves and costs, exceeding our targets in all three of these areas becomes even more difficult. These targets are achievable, but require that work be completed on schedule and within targeted amounts, and significantly exceeding these targets should not be considered likely, particularly in our current industry operating environment where goods, services, and personnel are in limited supply. Even if we are able to exceed our targets, there could be an error in our projections, as certain factors like production are difficult to predict with absolute certainty. However, in this case, we believe that our projections could be inaccurate in either direction with approximately the same probability.

In addition to the specific performance measures described above, the Compensation Committee has the discretion to reduce the number of performance points otherwise earned by up to 25% based on other factors, which include its review and assessment of our corporate governance, environmental and safety compliance, debt levels, and other discretionary factors. The Compensation Committee does not have the authority or discretion to increase the number of performance-based shares.

Each of the target levels was determined and defined by the Compensation Committee upon grant of these performance awards in January 2013, based upon year-end targets or levels (for example, year-end 2012 reserves served as the baseline for the reserves replacement target for the awards granted in January 2013). Achievement of discretionary factors and confirmation of performance levels are determined by the Compensation Committee. Any portion of the performance shares which are not earned by the end of the measurement period will be forfeited. In certain change-in-control events, the target level amount of performance-based shares would vest (see *Potential Payments Upon Termination or Change in Control* below).

The results of the 2013 performance-based operational awards are discussed below under *Results of Performance-Based Operational Awards and Performance-Based Cash Awards Granted for 2013.*

Performance-Based Cash Awards

In addition to equity compensation, our executives are granted some level of cash awards in order to help make their total compensation more consistent with that of our peers and to help the executives cover their income taxes incurred on the vesting date since tax withholding is often not sufficient to cover their total tax obligation. For the members of senior management, this was in the form of a performance-based cash award. The performance measures used for performance-based cash awards are the same as those for the equity performance awards (see *Performance-Based Operational Awards* above). The performance-based cash awards granted in 2013 vested on March 31, 2014.

The results of the 2013 performance-based cash awards are discussed below under *Results of Performance-Based Operational Awards and Performance-Based Cash Awards Granted for 2013.*

Results of Performance-Based Operational Awards and Performance-Based Cash Awards Granted for 2013

On March 27, 2014, the Compensation Committee certified the performance results for the periods covered by the performance-based operational awards and performance-based cash awards, which were also reviewed by the Company's Internal Audit Department. These awards were certified at 142% of the targeted level; however, the Compensation Committee exercised its discretion and reduced the awards earned by 15%, to 120.7% of target, primarily because the Company's performance did not meet certain health, safety and environmental operational goals and lease operating cost goals primarily as a result of the Delhi incident, and goals related to our desired increase in net asset value per share. See *Compensation Components – Stock-Based Compensation – Overall Program – Performance-Based Operational Awards and Performance-Based Cash Awards*. The following is a summary of the performance points earned for each of the awards based on the Company's performance relative to the four performance metrics, before the 15% discretionary reduction exercised by the Compensation Committee, with the number of points equal to the percentage of the maximum amount eligible to be earned under these awards:

Performance Target Metric	2013 Award Potential Points at Maximum Payout	2013 Award Performance Points Earned
Tertiary Oil Production	70	42
Non-Tertiary Oil Production	30	12
Capital Efficiency	60	48
Reserves replacement percentage	40	40
Total Points Earned	200	142

Below is a summary of the performance-based equity and cash awards granted in 2013 to our named executive officers at the target and actual levels earned, including the 15% discretionary reduction exercised by the Compensation Committee.

Name	Performance-Based Shares (#)		Performance-Based Cash ($)	
	Target	Actual	Target	Actual
Phil Rykhoek	56,648	68,374	600,000	724,200
Mark C. Allen	24,597	29,688	350,000	422,450
K. Craig McPherson	27,950	33,735	375,000	452,625
Robert L. Cornelius	20,125	24,290	350,000	422,450
James S. Matthews	11,903	14,366	184,153	222,273

2014 Compensation Changes

This section describes compensation actions taken with respect to 2014 compensation. We include this disclosure because we believe such discussion enhances the understanding of our executive compensation disclosure and our objectives, philosophy and programs going forward. The table below summarizes the key compensation decisions or changes made to our compensation program for 2014 compensation and the Compensation Committee's rationale behind such decisions or changes.

Compensation Subject	Compensation Decision/Change	Compensation Committee Rationale
Stock-based compensation	Eliminated SARs and increased the percentage of performance-based equity awards	Place a greater emphasis on performance-based awards
Performance-based cash compensation	Changed the performance metrics to add a total cost measure	Better align the performance with one of the Company's overall corporate goals for 2014: cost control in supporting our growth and income strategy
Performance-based equity compensation	Changed the performance-based operational award to add a new measure that compares the Company's production per share growth plus cash flow per share over a three-year period against the Company's long-term objectives	Better align the performance metrics in the performance awards with the Company's overall corporate goals for 2014: value creation, growth and free cash flow
	Lengthened the overall vesting period for our performance-based operational awards from two years to one-third vesting after one year and two-thirds vesting after three years	Place a greater emphasis on long-term incentives
Annual cash bonuses	Increased the individual performance component from 25% to 35% of the annual cash bonus total	Place a greater emphasis on individual performance and the achievement of individual goals, while keeping the primary focus on Company results
Peer Group	Plains Exploration & Production was removed from the compensation peer group for 2014 and Encana Corporation was added	Plains Exploration & Production merged into another company in 2013
Base salaries	Increased base salaries for senior management by approximately 4%	Align senior management's targeted compensation levels at the 50th percentile of our peer companies

For 2014, the allocation of long-term equity-based awards granted to our named executive officers will be:

Percentage	Award Type	Terms
34%	Restricted Stock	Cliff vesting after the end of a three-year service period
33%	Performance-Based TSR Awards	Based on a three-year TSR and cliff vesting at the end of the three-year performance period
11%	Performance-Based Operational Awards-Capital Efficiency	Based on a one-year performance period and vesting after 1.25 years
22%	Performance-Based Operational Awards-Growth and Income	Based on a three-year performance period measured vesting after 3.25 years

In 2014, the performance-based operational awards will be divided between a (1) capital efficiency award, which rewards senior management for value creation and (2) growth and income award, which rewards senior management for meeting a targeted production per share growth rate and free cash flow per share based on budgeted oil prices, such that the combined production growth rate and imputed dividend yield equals a targeted 9% per annum.

Change in Control and Severance Benefits

Our senior management, together with all of our other employees, have built Denbury into the successful enterprise that it is today, and we believe that it is important to protect them in the event of a change in control. Further, it is our belief that the interests of stockholders will be best served if the interests of our senior management are aligned with theirs, and providing change-in-control benefits should eliminate, or at least reduce, possible reluctance of senior management to pursue potential change-in-control transactions that may be in the best interest of stockholders. For more information on these potential benefits, please see *Potential Payments Upon Termination or Change in Control* below.

Perquisites and Other Benefits

Our senior management participates in our benefit plans on the same terms as our other employees. These plans include medical, dental, vision, disability and life insurance, partial matching contributions to our 401(k) plan, matching contribution of up to $1,000 under our charitable gift program, and partial matching contributions to our employee stock purchase plan. Denbury historically paid the monthly membership dues at golf and other clubs for certain of our executives, provided that they pay all or a portion of the upfront initiation fees. Beginning in 2011, the Compensation Committee decided to discontinue paying for memberships, whether or not considered perquisites, on an individual basis, and instead added a cash compensation component for each named executive officer. The amount paid to cover such items in 2013 was $25,000 for Messrs. Rykhoek, Allen, Cornelius and McPherson, and $20,000 for Mr. Matthews. Our only retirement benefits are our 401(k) plan and a retirement vesting provision included in most of our equity awards. We do not have any pension or post-retirement medical benefits.

Our stock purchase plan allows all employees, including senior management, to contribute up to 10% of their base salary in exchange for Company stock, with the Company matching 75% of such contributions, which is more generous with regard to company matching than the more typical plan that qualifies under Section 423 of the Internal Revenue Code (the "Code"). The combined contributed funds are used at the end of each quarter to purchase common stock at the average of the fair market value of the common stock on each of the ten trading days immediately preceding the exercise date. Of the total stock purchase plan matching contributions made by the Company during 2013, the named executive officers received approximately 2.7%. The named executive officers have the same limitations and rights under the plan as do our other employees.

Stock Ownership Guidelines

In 2013, our Board amended our stock ownership and retention guidelines for our directors and officers. Our Compensation Committee hired Meridian to perform a review of our peer company stock ownership guidelines and to recommend changes based on such review. Based on the analysis prepared by Meridian, and recommendation from the Compensation Committee, our Board amended our stock ownership and retention guidelines to, among other changes for the officers, increase the stock ownership holding amount for our President and Chief Executive Officer from three to five times his base salary. Under our amended guidelines, all officers are expected to hold stock with the following values:

Officer Level	Ownership Guideline
President and/or Chief Executive Officer	5x annual base salary
Senior Vice President	3x annual base salary
Vice President	2x annual base salary

Stock that counts toward satisfaction of these guidelines includes shares of common stock owned directly by the officer or immediate family members plus restricted stock (vested and unvested). Until the guideline amount is achieved, officers are required to retain at least one-third of the shares obtained through the Company's stock incentive plan other than awards of options or SARs.

Risk Assessment Related to Our Compensation Program

We do not believe that our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on the Company's risk profile. Although portions of our compensation program are performance based, we believe that we have allocated our compensation among base salary and short- and long-term compensation opportunities in such a way as to discourage excessive risk taking. Further, one of the main factors we take into consideration in setting compensation is the performance of the Company as a whole, which we believe encourages decision making that is in the best long-term interests of the Company and our stockholders. Finally, the time-based vesting over a multi-year period for certain of our equity awards, as well as our stock ownership guidelines for our directors and officers, ensures their interests align with those of our stockholders for the long-term performance of our Company.

Policy on Recovery of Compensation and Clawbacks

We do not currently have a policy providing for specific compensation penalties if we are required to restate our financial statements. The only specific impact of such an event relative to our compensation program would be a potential downward adjustment to our performance-based awards, not to exceed 25%, based on the subjective review by the Compensation Committee, although such an event would also likely affect the more subjective cash bonuses awarded by the Compensation Committee each year, which considers overall Company performance, and would likely affect the value of the equity awards granted to our employees. Section 954 of the Dodd-Frank Act requires the SEC to implement regulations requiring clawbacks of compensation from designated officers in the event of a financial restatement; however, the Company has deferred taking action on these clawback provisions pending promulgation by the SEC of regulations under these Dodd-Frank Act provisions.

Deductibility of Executive Compensation

We believe it is important to have flexibility in designing our compensation programs in a manner that achieves our objectives. Under U.S. federal income tax law, we cannot take a tax deduction for certain compensation in excess of $1,000,000 per year paid to any individual named executive officer. However, performance-based compensation, as defined in the Code, is fully deductible as long as the programs are approved by the stockholders and meet certain other requirements. We have designed certain aspects of our compensation programs to meet performance-based compensation criteria and maximize our tax deductible compensation. However, while we consider accounting and tax treatment of certain forms of compensation in the design of our compensation program, we choose to weigh all factors, and therefore we have not adopted a policy that limits our compensation options.

The previous CD&A contains statements regarding future individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of Denbury's compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. Denbury specifically cautions investors not to apply these statements to other contexts.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the CD&A included in this proxy statement with management. Based on such review and discussion, the Compensation Committee recommended to the Board that the CD&A be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2013.

The Compensation Committee
Laura A. Sugg, Chairwoman
Michael B. Decker
Gregory L. McMichael
Ronald G. Greene

SUMMARY COMPENSATION TABLE

The following table sets out a summary of executive compensation for our named executive officers for the years indicated below.

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	All Other Compensation[5]	Total
Phil Rykhoek	2013	$ 750,000	$ 586,298	$3,417,264	$ 569,983	$ 724,200	$ 116,351	$ 6,164,096
President and Chief Executive Officer	2012	624,000	756,120	1,626,639	758,316	748,000	104,952	4,618,027
	2011	600,000	413,538	1,516,633	758,241	308,000	94,736	3,691,148
Mark C. Allen	2013	$ 438,095	$ 375,330	$1,483,801	$ 247,493	$ 422,450	$ 86,592	$ 3,053,761
Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary	2012	423,280	449,409	965,126	449,926	476,000	82,391	2,846,132
	2011	407,000	280,517	899,876	449,893	196,000	77,353	2,310,639
K. Craig McPherson	2013	$ 465,750	$ 375,735	$1,686,065	$ 281,230	$ 452,625	$ 90,278	$ 3,351,683
Senior Vice President and Chief Operating Officer	2012	436,640	480,225	1,147,778	302,006	319,508	86,424	2,772,581
	2011	271,333	190,865	1,128,500	—	—	63,839	1,654,537
Robert L. Cornelius [6]	2013	$ 438,095	$ 353,425	$1,214,027	$ 202,492	$ 422,450	$ 485,230	$ 3,115,719
Senior Vice President – Commercial Development, Government Affairs and Project Management	2012	423,280	433,536	965,126	449,926	476,000	82,691	2,830,559
	2011	407,000	280,517	899,876	449,893	196,000	77,553	2,310,839
James S. Matthews [7]	2013	$ 362,250	$ 260,994	$ 718,053	$ 119,771	$ 222,273	$ 62,787	$ 1,746,128
Vice President, General Counsel and Secretary	2012	323,526	296,410	900,000	—	—	40,443	1,560,379

(1) Represents the amounts paid based on our performance for the year indicated, regardless of when paid. Bonuses include a Christmas bonus that is equivalent to one week's salary and which is paid to all employees.

(2) Amounts in this column include the grant-date fair value of (a) restricted common stock awards, (b) performance-based operational awards (at the target level of 100%), and (c) performance-based TSR awards (at the target level of 100%) granted during the year indicated as shown in the following table. The grant-date fair value of restricted common stock and performance-based operational awards is calculated using the closing price of Company common stock on the date of grant. The grant-date fair value of performance-based TSR awards is calculated using a Monte-Carlo simulation model.

Name	Year	Restricted Common Stock	Performance-Based Operational Awards	Performance-Based TSR Award	Total
Phil Rykhoek	2013	$1,329,995	$949,987	$1,137,282	$3,417,264
	2012	758,326	379,163	489,150	1,626,639
	2011	758,316	758,317	n/a	1,516,633
Mark C. Allen	2013	577,492	412,492	493,817	1,483,801
	2012	449,935	224,959	290,232	965,126
	2011	449,938	449,938	n/a	899,876
K. Craig McPherson	2013	656,210	468,722	561,133	1,686,065
	2012	801,990	150,992	194,796	1,147,778
	2011	1,128,500	n/a	n/a	1,128,500
Robert L. Cornelius	2013	472,495	337,496	404,036	1,214,027
	2012	449,935	224,959	290,232	965,126
	2011	449,938	449,938	n/a	899,876
James S. Matthews	2013	279,472	199,613	238,968	718,053
	2012	900,000	n/a	n/a	900,000

These awards were made pursuant to our 2004 Incentive Plan. Performance-based operational awards vested as follows: (i) awards granted during 2013 were earned at 120.7% of target and vest on January 4, 2015, (ii) awards granted during 2012 vested at 136% of target on March 31, 2013, and (iii) awards granted during 2011 vested at 56% of target on March 31, 2012. Performance-based TSR awards vest based upon a comparison of Company TSR to that of Company peers as follows: (i) awards granted in 2013 cliff vest on March 31, 2016 and (ii) awards granted in 2012 cliff vest on March 31, 2015. Further discussion regarding the underlying awards is included in Note 8 to the Company's audited financial statements for the year ended December 31, 2013, included in the Company's 2013 Annual Report on Form 10-K filed with the SEC on February 28, 2014.

(3) Represents the fair value of stock-settled SARs granted during the year indicated using the Black–Scholes option pricing model as of the date of grant. These awards were made pursuant to our 2004 Incentive Plan. Further discussion regarding the underlying awards, including assumptions, is included in Note 8 to the Company's audited financial statements for the year ended December 31, 2013, included in the Company's 2013 Annual Report on Form 10-K filed with the SEC on February 28, 2014.

(4) Represents the dollar value of performance-based cash awards granted during the year indicated. Performance-based cash awards vested as follows: (i) awards granted during 2013 vested at 120.7% of target on March 31, 2014, (ii) awards granted during 2012 vested at 136% of target on March 31, 2013, and (iii) awards granted during 2011 vested at 56% of target on March 31, 2012. The basis of the values of performance-based cash awards in the above table differs from the basis of the values of performance-based equity awards (both operational and TSR) included in footnote 2 above in that performance-based cash awards are presented at the value of awards earned and performance-based equity awards are presented at the grant-date fair value of the awards at the 100% target level.

(5) Amounts in this column include (a) matching contributions by the Company to the ESPP on each named executive officer's behalf, (b) matching contributions to the 401(k) Plan on each named executive officer's behalf, (c) life and disability insurance premiums paid by the Company on each named executive officer's behalf, (d) allocated discretionary funds for each named executive officer, and (e) other compensation-related items as shown in the following table:

Name	Year	Stock Purchase Plan (a)	401(k) Plan (b)	Insurance Premiums (c)	Cash Perquisites (d)	Other (e)	Total
Phil Rykhoek	2013	$ 56,250	$ 15,300	$ 13,117	$ 25,000	$ 6,684	$ 116,351
Mark C. Allen	2013	32,857	15,300	6,650	25,000	6,785	86,592
Craig McPherson	2013	34,931	15,300	9,287	25,000	5,760	90,278
Robert L. Cornelius	2013	32,857	15,300	8,965	25,000	403,108	485,230
James S. Matthews	2013	15,566	15,300	5,294	20,000	6,627	62,787

In 2013, all named executive officers had other compensation related to a comprehensive preventative medical examination and an on-site cafeteria that is available to all employees. In addition, Mr. Cornelius was paid $395,000 pursuant to an Officer Resignation Agreement effective December 31, 2013.

(6) Mr. Cornelius retired from his position as Senior Vice President – Commercial Development, Government Affairs and Project Management effective December 31, 2013.

(7) Mr. Matthews joined Denbury as Vice President, General Counsel and Secretary in January 2012. Compensation information for Mr. Matthews is not provided for 2011 because Mr. Matthews was not an employee or a named executive officer of the Company during 2011.

President and CEO Realized Compensation

The following Realized Compensation Table discloses the compensation actually realized by our President and Chief Executive Officer, Mr. Rykhoek, which is different than the compensation that SEC rules require to be reported in the Summary Compensation Table above. We consider this Realized Compensation Table to be relevant to investors because it shows how our equity compensation program affects the realized compensation of our senior management in a given year. The primary difference between the Realized Compensation Table values and the Summary Compensation Table values is the method and timing used to value equity awards. SEC rules require companies to report the grant-date fair value of all equity awards in the Summary Compensation Table for the year in which they were granted and to report performance-based equity (*e.g.*, the performance-based operational awards and performance-based TSR awards) at the grant date fair value at 100% of the target level. As a result, approximately 60% of the total compensation amount reported in our Summary Compensation Table relates to equity grants that have not yet vested or been earned to date, and for which the value, if any, is consequently uncertain. The realized compensation values contain the following differences from the Summary Compensation Table:

- Restricted stock is valued on the vesting date at the vesting-date price, representing the value realized by Mr. Rykhoek for such shares. In contrast, the Summary Compensation Table includes the grant-date fair value of shares in the year granted.

- Stock options are valued on the option-exercise date at the intrinsic value of the option, representing the value realized by Mr. Rykhoek for such shares. In contrast, the Summary Compensation Table includes no value for options because options were not granted by the Company in 2013, 2012 or 2011.

- No value is attributed to SARs awards because Mr. Rykhoek did not exercise any SARs in 2013, 2012 and 2011, and consequently did not realize value from SARs during such years. In contrast, the Summary Compensation Table includes the grant-date fair value of SARs in the year granted.

- The vesting-date value attributed to 2012, 2011 and 2010 performance-based operational awards includes the value realized by Mr. Rykhoek for such awards (this does not include a value attributable to the 2013 performance-based operational awards because those awards do not vest until January 2015). In contrast, the Summary Compensation Table includes the performance-based operational awards valued at 100% of the target level on the date of grant.

- No value is attributed to performance-based TSR awards because the three-year performance period for the 2013 and 2012 performance-based TSR awards has not been completed and such awards have not been earned. In contrast, the Summary Compensation Table includes the performance-based TSR awards valued at 100% of the target level on the date of grant.

Realized Compensation Table

	Cash and All Other Compensation[1] (Salary, Bonus, Non-Equity Incentive Plan Compensation and All Other Compensation)		Stock Awards (Restricted Stock, Performance-Based Operational Awards and Performance-Based TSR Awards)		Option Awards (SARs and Option Awards)		Total	
	Summary Compensation Table Values	Realized Compensation Values	Summary Compensation Table Values [2]	Realized Compensation Values [3]	Summary Compensation Table Values [4]	Realized Compensation Values [5]	Summary Compensation Table Values	Realized Compensation Values
2013	$ 2,176,849	$ 2,176,849	$ 3,417,264	$ 1,779,934	$ 569,983	$ 58,807	$ 6,164,096	$ 4,015,590
2012	2,233,072	2,233,072	1,626,639	1,615,373	758,316	—	4,618,027	3,848,445
2011	1,416,274	1,416,274	1,516,633	2,817,968	758,241	—	3,691,148	4,234,242

(1) This column shows equivalent amounts for the Summary Compensation Table values and realized compensation values. These amounts were cash amounts earned by Mr. Rykhoek in fiscal years ended 2013, 2012 and 2011.

(2) Represents the grant-date fair value of restricted stock, performance-based operational awards and performance-based TSR awards.

(3) Represents the vesting-date fair value of restricted stock and performance-based operational awards which vested in year shown.

(4) Represents the grant date fair value of SAR awards.

(5) Represents the value of option awards exercised during the year reported, calculated by multiplying the number of options exercised by the difference between the exercise price and the closing price on the exercise date.

2013 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards; Number of Shares of Stock or Units (#)	All Other Option Awards; Number of Securities Underlying Options (#)	Exercise or Base Price of Option ($/Share)	Grant Date Fair Value of Stock and Option Awards ($) [1]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Phil Rykhoek	1/4/2013	—	600,000 [2]	1,200,000							
	1/4/2013				—	56,648 [3]	113,296				1,137,282
	1/4/2013				—	56,648 [4]	113,296				949,987
	1/4/2013							79,308 [5]			1,329,995
	1/4/2013								65,383 [6]	16.77	569,983
Mark C. Allen	1/4/2013	—	350,000 [2]	700,000							
	1/4/2013				—	24,597 [3]	49,194				493,817
	1/4/2013				—	24,597 [4]	49,194				412,492
	1/4/2013							34,436 [5]			577,492
	1/4/2013								28,390 [6]	16.77	247,493
K. Craig McPherson	1/4/2013	—	375,000 [2]	750,000							
	1/4/2013				—	27,950 [3]	55,900				561,133
	1/4/2013				—	27,950 [4]	55,900				468,722
	1/4/2013							39,130 [5]			656,210
	1/4/2013								32,260 [6]	16.77	281,230
Robert L. Cornelius	1/4/2013	—	350,000 [2]	700,000							
	1/4/2013				—	20,125 [3]	40,250				404,036
	1/4/2013				—	20,125 [4]	40,250				337,496
	1/4/2013							28,175 [5]			472,495
	1/4/2013								23,228 [6]	16.77	202,492
James S. Matthews	1/4/2013	—	184,153	368,306							
	1/4/2013				—	11,903 [3]	23,806				238,968
	1/4/2013				—	11,903 [4]	23,806				199,613
	1/4/2013							16,665 [8]			279,472
	1/4/2013								13,739 [6]	16.77	119,771

(1) Represents the fair value of restricted stock and stock-settled SARs as of the grant date. The fair value of the time-based restricted stock awards and performance-based operational awards is the fair market value of the stock on the date of grant. The fair value of performance-based TSR awards is based on a Monte-Carlo simulation valuation model on the date of grant, and the fair value of SARs is the fair value using the Black-Scholes option pricing model as of the date of grant. Further discussion regarding the underlying awards, including assumptions, is included in Note 8 of the Company's audited financial statements for the year ended December 31, 2013, included in the Company's Annual Report on Form 10-K filed with the SEC on February 28, 2014.

(2) These are performance-based cash awards (target amount) that cliff vested on March 31, 2014 upon satisfaction of the performance criteria of the grant. The actual award earned was 120.7% of the targeted amount but could have ranged from 0% to 200% of the targeted amount based upon the Company's level of success in achieving four specifically identified performance targets (see *Compensation Discussion and Analysis – Compensation Components – Performance-Based Cash Awards* above).

(3) These shares are performance-based TSR awards (target amount) that cliff vest on March 31, 2016 based on comparison of Company TSR to that of Company peers (see *Compensation Discussion and Analysis – Compensation Components – Performance-Based TSR Awards* above).

(4) These shares are performance-based operational awards (target amount) that will cliff vest on January 4, 2015 upon satisfaction of the performance criteria of the grant. The actual award earned was 120.7% of the targeted shares but could have ranged from 0% to 200% of the targeted shares based upon the Company's level of success in achieving four specifically identified performance targets (see *Compensation Discussion and Analysis – Compensation Components – Performance-Based Operational Awards* above).

(5) These shares of restricted common stock cliff vest on March 31, 2016. In addition to the foregoing vesting provision, all of these shares vest upon a holder's death or disability, upon a change in control of the Company, or at the time the executive (i) becomes retirement eligible and (ii) has held the restricted common stock for one year from the date of grant.

(6) These stock-settled SARs cliff vest on March 31, 2016. In addition to the foregoing vesting provision, all of these SARs vest upon a holder's death, disability, or upon a change in control of the Company, or at the time the executive (i) becomes retirement eligible and (ii) has held the SARs for one year from the date of grant.

2013 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number or Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Awards That Have Not Vested ($)
Phil Rykhoek	42,868		6.93	1/3/2015				
	12,100		12.19	1/3/2016				
	80,385		12.97	1/2/2016				
	19,370		14.73	6/30/2016				
	72,992		15.63	1/4/2017				
		76,137 [1]	18.71	1/7/2018				
		82,906 [2]	17.27	1/6/2019				
		65,383 [3]	16.77	1/4/2020				
					108,890 [4]	1,789,063		
					40,530 [5]	665,908		
					43,910 [6]	721,441		
					79,308 [7]	1,303,030		
					68,374 [8]	1,123,385		
							19,820 [9]	325,643
							56,648 [10]	930,727
Mark C. Allen	40,140		6.93	1/3/2015				
	8,544		12.19	1/3/2016				
	67,931		12.97	1/2/2016				
	7,102		14.73	6/30/2016				
	50,689		15.63	1/4/2017				
		45,175 [1]	18.71	1/7/2018				
		49,190 [2]	17.27	1/6/2019				
		28,390 [3]	16.77	1/4/2020				
					90,665 [4]	1,489,626		
					24,048 [5]	395,109		
					26,053 [6]	428,051		
					34,436 [7]	565,783		
					29,688 [8]	487,774		
							11,760 [9]	193,217
							24,597 [10]	404,129
K. Craig McPherson		33,018 [2]	17.27	1/6/2019				
		32,260 [3]	16.77	1/4/2020				
					17,487 [6]	287,311		
					39,130 [7]	642,906		
					16,667 [11]	273,839		
					22,060 [12]	362,446		
					33,735 [8]	554,266		
							7,893 [9]	129,682
							27,950 [10]	459,219

2013 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END – *Continued*

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number or Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Awards That Have Not Vested ($)
Robert L. Cornelius	80,385		12.97	1/2/2016				
	50,689		15.63	1/4/2017				
		45,175 [1]	18.71	1/7/2018				
		49,190 [2]	17.27	1/6/2019				
		23,228 [13]	16.77	1/4/2020				
					28,175 [14]	462,915		
					24,048 [5]	395,109		
					26,053 [6]	428,051		
					24,290 [8]	399,085		
							11,760 [9]	193,217
							20,125 [10]	330,654
James S. Matthews		13,739 [3]	16.77	1/4/2020				
					32,000 [15]	525,760		
					16,665 [7]	273,806		
					14,366 [8]	236,033		
							11,903 [10]	195,566

(1) These stock-settled SARs cliff vested 100% on March 31, 2014, more than three years after the date of grant.

(2) These stock-settled SARs cliff vest 100% on March 31, 2015, more than three years after the date of grant. In addition to the foregoing vesting provision, all of these SARs vest upon a holder's death, disability, or at the time the executive (i) becomes retirement eligible and (ii) has held the restricted common stock for one year from the date of grant, or upon a change in control of the Company.

(3) These stock-settled SARs cliff vest 100% on March 31, 2016, more than three years after the date of grant. In addition to the foregoing vesting provision, all of these SARs vest upon a holder's death, disability, or at the time the executive (i) becomes retirement eligible and (ii) has held the restricted common stock for one year from the date of grant, or upon a change in control of the Company.

(4) These shares of restricted common stock vest ratably each January 31st until the final vesting upon reaching a retirement age between 60 and 65, depending on length of service, and the officer's separation from the Company. In addition to the foregoing vesting provision, all of these shares will vest upon a holder's death or disability, or upon a change in control of the Company.

(5) These shares of restricted common stock cliff vested 100% on March 31, 2014, more than three years after the date of grant.

(6) These shares of restricted common stock cliff vest 100% on March 31, 2015 more than three years after the date of grant. In addition to the foregoing vesting provision, all of these shares vest upon a holder's death or disability, upon a change in control of the Company, or at the time the executive (i) becomes retirement eligible and (ii) has held the restricted common stock for one year from the date of grant.

(7) These shares of restricted common stock cliff vest 100% on March 31, 2016, more than three years after the date of grant. In addition to the foregoing vesting provision, all of these shares vest upon a holder's death or disability, upon a change in control of the Company, or at the time the executive (i) becomes retirement eligible and (ii) has held the restricted common stock for one year from the date of grant.

(8) These performance-based operational awards were earned at 120.7% of the target award and will vest on January 4, 2015.

(9) These performance-based TSR awards are presented at 100% of the target award and vest on March 31, 2015. The actual award earned can range from 0% to 200% of the targeted shares based upon the performance of the Company's stock as compared to the stock performance of the Company's peers. In addition to the foregoing vesting provision, all of these shares will vest upon a holder's death or disability, or upon a change in control of the Company.

(10) These performance-based TSR awards are presented at 100% of the target award and vest on March 31, 2016. The actual award earned can range from 0% to 200% of the targeted shares based upon the performance of the Company's stock as compared to the stock performance of the Company's peers. In addition to the foregoing vesting provision, all of these shares will vest upon a holder's death or disability, or upon a change in control of the Company.

(11) These shares of restricted common stock vest on May 1, 2014, more than three years after the date of grant. In addition to the foregoing vesting provision, all of these shares vest upon holder's death, disability, or upon a change in control of the Company.

(12) These shares of restricted common stock vest ratably on July 1, 2014 and 2015. In addition to the foregoing vesting provision, all of these shares vest upon holder's death, disability, or upon a change in control of the Company.

(13) These stock-settled SARs cliff vest on October 16, 2015. In addition to the foregoing vesting provision, all of these shares vest upon holder's death, disability, or upon a change in control of the Company.

(14) These shares of restricted common stock vest on October 16, 2015. In addition to the foregoing vesting provision, all of these shares vest upon holder's death, disability, or upon a change in control of the Company.

(15) These shares of restricted common stock vest ratably on January 30, 2014 and 2015. In addition to the foregoing vesting provision, all of these shares vest upon holder's death, disability, or upon a change in control of the Company.

OPTION EXERCISES AND STOCK VESTED DURING 2013

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Phil Rykhoek	4,048 (1)	58,807 (1)	95,468	1,779,930
Mark C. Allen	29,304 (2)	430,014 (2)	50,040	933,133
K. Craig McPherson	—	—	39,587	706,454
Robert L. Cornelius	—	—	44,373	827,557
James S. Matthews	—	—	16,000	296,480

(1) Shares acquired on exercise were held and not sold.

(2) Includes 14,304 shares acquired on exercise that were held and not sold, with a calculated value realized on exercise of $198,933.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our senior management, together with all of our other employees, have built Denbury into the successful enterprise that it is today, and we believe that it is important to protect them in the event of a change in control. Further, it is our belief that the interests of stockholders will be best served if the interests of our senior management are aligned with theirs, and providing change-in-control benefits should eliminate, or at least reduce, possible reluctance of senior management to pursue potential change-in-control transactions that may be in the best interests of stockholders.

We do not have any predefined severance benefits for our executive officers, except in the case of a change in control. In the case of a change-in-control event, we have two benefits for our employees and management, including our named executive officers: (1) eligibility to receive payments under our Severance Protection Plan, and (2) immediate vesting of all long-term awards.

The Severance Protection Plan was originally adopted in December 2000 and was last amended in December 2012. Under the terms of our Severance Protection Plan, an employee is entitled to receive a severance payment if a Change in Control (defined below) occurs and the employee incurs an involuntary termination of employment within the six-month period prior to, or within the two-year period following, that Change in Control (*i.e.*, a "double trigger" payment). An involuntary termination for purposes of the Severance Protection Plan will mean a termination by us without cause or due to the employee's own decision to terminate employment for good reason. An involuntary termination will not include any termination of employment due to the participant's death or disability. If entitled to severance payments under the terms of the Severance Protection Plan, members of our senior management team (including each of our named executive officers) will receive three times the sum of their annual base salary and bonus amounts, which will be calculated by adding fifty percent (50%) of the total amount of all cash bonuses paid to the participant over the two most recent annual periods ending prior to the Change in Control. Our other officers will receive two-and-one-half times their annual salary and bonus amount, certain other members of management will receive two times their annual salary and bonus amount, and all other employees will receive between one-third to one-and-one-half times their annual salary and bonus amount depending on their salary level and length of service with us. All employees that become entitled to a severance benefit under the Severance Protection Plan will also receive medical and dental benefits, with the members of our senior management team receiving such benefits up to an eighteen-month period (such benefits would cease if the employee became covered under a subsequent employer's plans).

The Severance Protection Plan provides that if our officers who were employed prior to January 1, 2011 are subject to the "parachute payment" excise tax, then we will pay such officer under the Severance Protection Plan an additional amount to "gross up" the severance payment so that the employee will receive the full amount due under the terms of the Severance Protection Plan after payment of the excise tax. For officers hired after January 1, 2011, no gross ups will be provided. In connection with the December 13, 2012 amendment of the Severance Protection Plan, a "net-best" provision was added to the plan, which we believe is a prevalent alternative to providing a gross up. Pursuant to this "net-best" provision, officers excluded from the Severance Protection Plan's "gross-up" benefit will receive the greater after-tax benefit of either (i) their full parachute payment, for which the individual officer is responsible for the payment of any applicable excise tax, or (ii) a parachute payment capped at the safe harbor amount (generally $1 less than three times the officer's average compensation over the past five years), for which no excise tax is due. This approach provides the officer with a capped payment only if the officer would receive a greater after-tax benefit than if the officer paid excise tax on the full parachute payment.

For purposes of the Severance Protection Plan a "Change in Control" means the occurrence of any of the following events: (i) our "continuing directors" no longer constitute a majority of the members of our Board (with "continuing director" generally being an individual who has served for at least one year or an individual that was approved by a majority of the Board); (ii) any person or group becomes the beneficial owners of our common stock that represents thirty percent (30%) or more of the voting power of our outstanding securities and the largest beneficial owner of our outstanding securities; (iii) a merger or consolidation to which we are a party if (a) our stockholders (prior to the transaction) hold beneficial ownership of forty percent (40%) or more of the combined voting power of the securities of the surviving corporation, or (b) fifty percent (50%) or more of the individuals that were members of our senior management team prior to the transaction do not hold an officer's position within a six-month period following the transaction; or (iv) the sale of all or substantially all of our assets, or our liquidation or dissolution.

In addition to the Severance Protection Plan, our long-term incentives and equity awards have change-in-control protection. Therefore, upon a Change in Control, defined within our 2004 Incentive Plan by the same definition as given above for the Severance Protection Plan, long-term incentives and equity awards granted pursuant to that plan would immediately vest. Long-term cash incentives would be paid out at the target amount. In the case of our recently issued performance awards, they would vest at the target (or the 100% level) in the event of a Change in Control, and in the case of the TSR awards, they would vest based on the relative return calculated as of the Change in Control date.

The long-term performance-based cash awards, performance-based operational awards and performance-based TSR awards granted under the 2004 Incentive Plan would also receive accelerated vesting upon the individual's death, disability or a post-separation Change in Control, at target (or the 100% level). A post-separation Change in Control means a Change in Control that follows the individual's separation from service, but such separation from service which resulted from the commencement of the Change in Control. Thus the post-separation Change in Control is also a "double trigger" benefit, although the triggering event will be the Change in Control event.

The following table shows, as of December 31, 2013, the estimated potential payments and benefits that would be received by our named executive officers based upon a hypothetical termination of employment and/or a change in control in each of the three circumstances indicated in the table (*i.e.*, (1) a change in control with no termination of employment, (2) a change in control with an involuntary termination of employment and (3) death or disability). The fair market value of accelerated equity awards includes only those awards that were not currently vested as of December 31, 2013, using the closing stock price of $16.43 per share. Actual amounts that may become payable to any named executive officer can only be determined with any certainty at the time of an actual termination of employment or upon a change in control.

Name	Severance Protection Plan Payment ($)	Healthcare and Other Insurance Benefits ($)	Fair Market Value of Accelerated Equity Compensation ($)[1]	Value of Accelerated Performance-Based Cash Awards ($)	Tax Gross Up ($)	Total Value ($)
Phil Rykhoek						
Change in Control with no termination of employment	—	—	6,038,353	600,000	—	6,638,353
Change in Control plus an involuntary termination of employment	5,588,488	100,820	6,038,353	600,000	—	12,327,661
Death or Disability	—	—	6,666,538	600,000	—	7,266,538
Mark C. Allen						
Change in Control with no termination of employment	—	—	3,581,379	350,000	—	3,931,379
Change in Control plus an involuntary termination of employment	3,417,174	83,969	3,581,379	350,000	—	7,432,522
Death or Disability	—	—	3,880,043	350,000	—	4,230,043
K. Craig McPherson						
Change in Control with no termination of employment	—	—	2,320,179	375,000	—	2,695,179
Change in Control plus an involuntary termination of employment	2,883,147	91,334	2,320,179	375,000	—	5,669,660
Death or Disability	—	—	2,614,621	375,000	—	2,989,621
Robert L. Cornelius						
Change in Control with no termination of employment	—	—	1,878,672	350,000	—	2,228,672
Change in Control plus an involuntary termination of employment	3,393,364	68,528	1,878,672	350,000	—	5,690,564
Death or Disability	—	—	2,140,599	350,000	—	2,490,599
James S. Matthews						
Change in Control with no termination of employment	—	—	1,092,924	184,153	—	1,277,077
Change in Control plus an involuntary termination of employment	1,845,623	81,071	1,092,924	184,153	—	3,203,771
Death or Disability	—	—	1,190,699	184,153	—	1,374,852

(1) The numbers in this column represent accelerated vesting of time-based restricted stock, performance-based operational awards and performance-based TSR awards, which remain unvested as of December 31, 2013.

Proposal Two:
Advisory Vote to Approve Named Executive Officer Compensation

The Dodd-Frank Act requires all public companies to solicit from stockholders a nonbinding, advisory vote to approve the compensation of their named executive officers. At the 2013 annual meeting of stockholders, over 97% of those shares present in person or represented by proxy and entitled to vote were voted in favor of the compensation of the Company's named executive officers. In 2011, based on stockholder approval, the Board determined to hold its advisory vote to approve executive compensation annually until the Board determines, or the next frequency vote provides, otherwise.

This proposal, commonly known as a "say-on-pay" proposal, grants stockholders the opportunity to express their views on the compensation of our "named executive officers," collectively the group of officers consisting of our Chief Executive Officer, Chief Financial Officer, and the next three most highly compensated executive officers whose compensation is reflected in our *Summary Compensation Table* contained herein. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the named executive officers as described in this proxy statement.

The Board is asking stockholders to approve, on an advisory basis, the 2013 compensation of our named executive officers, as described in the CD&A of this proxy statement and the compensation tables and narrative which follow, which we urge you to review in voting on this resolution. Although this vote is nonbinding, the Compensation Committee values your opinion and will consider the voting results when making future decisions and recommendations about executive compensation. We always welcome feedback from our stockholders, and to ensure we can receive the benefits of meaningful stockholder input, if you abstain or vote against this resolution, we urge you to write us a letter or send us an email and tell us more specifically about the aspects of our compensation practices to which you object. Stockholders can communicate directly with members of the Compensation Committee of our Board on these matters by either writing them in care of Denbury Resources Inc., Attention: Compensation Committee, at 5320 Legacy Drive, Plano, Texas 75024, or emailing them at: compensationcommittee@denbury.com. Your correspondence will be received by the Chairwoman of the Compensation Committee of the Board with a copy to our Chief Executive Officer and Chief Financial Officer.

As described in the CD&A of this proxy statement, our executive compensation policies are designed to ensure that salary levels and compensation incentives attract and retain top-level individuals in key positions and are commensurate with each individual's level of executive responsibility, the type and scope of our operations, and our Company-wide financial condition and performance. Additionally, the Compensation Committee believes that performance-based compensation is an increasingly important part of executive compensation and has been gradually increasing the percent of performance-based compensation in the total compensation mix since 2012 (*see* page 26).

Vote Required

As described above, the affirmative vote of a majority of those shares present in person or represented by proxy and entitled to vote at the annual meeting will constitute a nonbinding, advisory approval of this Proposal Two. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.

Board of Directors' Recommendation

Our Board of Directors recommends a vote FOR approval of the following nonbinding, advisory resolution:

"RESOLVED, that the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, compensation tables and related disclosures contained in the Company's 2014 proxy statement, is hereby approved."

COMPENSATION OF DIRECTORS

2013 Director Compensation

We provide both cash and equity compensation to all of our non-employee directors (all of our directors except our President and Chief Executive Officer, Mr. Rykhoek who is not compensated as a director) so as to attract, motivate, and retain experienced and knowledgeable persons to serve as our directors and to align the interests of our directors with our stockholders.

In setting 2013 director compensation, the Compensation Committee engaged Meridian to perform a director compensation review of the peer group of companies utilized for the executive compensation review (see further discussion at *Executive Compensation – Compensation Discussion and Analysis – Roles in Setting Executive Officer Compensation – Role of the Independent Compensation Consultant*) to help determine 2013 director compensation. Based on the analysis prepared by Meridian in 2012, and recommendations from the Nominating/ Corporate Governance Committee and Compensation Committee, the Board approved an increase of approximately 13.7% in total Board compensation (cash and equity) for 2013, with average targeted compensation slightly above the 50th percentile level of the peer group's anticipated 2013 board compensation levels.

In 2013, our directors were paid an annual retainer fee of $80,000. Additionally, (i) the Chairman of the Board received an annual retainer of $107,000, (ii) the chairmen of the Audit Committee, Compensation Committee, Nominating/Corporate Governance Committee, and Reserves and HSE Committee received annual retainers of $35,000, $17,000, $15,000, and $10,000, respectively, and (iii) members of those committees received additional retainers of $10,000, $6,000, $5,000, and $5,000, respectively. We also reimburse our non-employee directors for out-of-pocket travel expenses in connection with each Board meeting attended in person.

Our Director Deferred Compensation Plan allows directors to elect to receive these fees in either cash or common stock and to elect to defer receipt of such compensation to a later date. The number of shares issued to a director who elects to receive shares of common stock is calculated by dividing the director fees to be paid to such director each quarter by the closing price of the Company's common stock on the date the fees are payable, which is the last day of each quarter.

In 2013, the Board also approved an annualized equity incentive grant of restricted common stock for each non-employee director valued at $161,800 on the date of grant. In 2013, the Board changed the historical timing of the directors' annual equity incentive grant from January to June of each year. The Board felt this change was appropriate to align the timing of the annual director equity incentive grants with the annual director elections, which normally occur at the end of May. To account for the change in timing, the Board approved a "stub-period" equity incentive grant to cover the period from January 1, 2013 to May 31, 2013. This stub-period grant was equal to 5/12ths of $161,800 (or approximately $67,417) to cover such five-month period. A second equity incentive grant valued at $161,800, that fully vests one year from the date of grant, was granted in June 2013 to cover the period from June 1, 2013 to May 31, 2014. All restricted shares vest upon death, disability or a change in control of the Company. Our Director Deferred Compensation Plan allows directors to elect to defer receipt of their equity incentive grants to a later date.

In total, during 2013, each non-employee director (except for Mr. Dielwart who joined the Board in November 2013) received (i) 4,020 shares of restricted common stock on January 1, 2013 (an approximate value of $67,417 on the date of grant) that vested in May 2013, five months from the date of grant and (ii) 8,817 shares of restricted common stock on June 1, 2013 (an approximate value of $161,800 on the date of grant) that vest on May 31, 2014, one year from the date of grant. Mr. Dielwart, who joined the Board in November of 2013, received 8,699 shares of restricted common stock (an approximate value of $161,800 on the date of grant) that vests on November 7, 2014, one year from the date of grant. Mr. Dielwart's annual equity incentive grant will be reduced in 2014 to equalize his compensation with that of the other directors for 2014.

2013 Director Compensation Table

The total compensation paid to our non-employee directors during 2013 is described in the following table.

Director	Fees Earned or Paid in Cash [1]	Stock Awards [2]	All Other Compensation [3]	Total
Wieland F. Wettstein	$ 197,000	$ 229,206	$ 398	$ 426,604
Michael L. Beatty[4]	105,000	229,206	1,540	335,746
Michael B. Decker[5]	91,000	229,206	398	320,604
John P. Dielwart [5][6]	11,522	161,801	—	173,323
Ronald G. Greene[5]	85,500	229,206	398	315,104
Gregory L. McMichael	113,000	229,206	25,734	367,940
Kevin O. Meyers [5]	103,000	229,206	25,500	357,706
Randy Stein	130,000	229,206	17,410	376,616
Laura A. Sugg	91,000	229,206	807	321,013

(1) Represents fees earned for services as a director during 2013, including the annual base retainer fee and committee chairmanship and/or membership fees.
(2) Represents the fair value of restricted common stock or deferred stock units granted during 2013, which was the fair market value of the stock or unit on the date of grant. These awards were made pursuant to our 2004 Incentive Plan. Further discussion regarding the underlying awards is included in Note 8 to the Company's audited financial statements for the year ended December 31, 2013, included in the Company's Annual Report on Form 10-K filed with the SEC on February 28, 2014.
(3) Represents insurance premiums paid for medical, dental, vision and/or life insurance coverage. Medical insurance premiums for Mr. McMichael, Dr. Meyers and Mr. Stein were $23,312, $23,312, and $15,792, respectively.
(4) Fees earned include 5,951 deferred stock units paid pursuant to Mr. Beatty's election under our Director Deferred Compensation Plan.
(5) Fees earned include amounts paid in common stock pursuant to such director's election under our Director Deferred Compensation Plan. Messrs. Decker, Dielwart and Greene and Dr. Meyers received 5,154, 701, 4,843 and 2,914 shares of common stock, respectively, in lieu of their cash compensation.
(6) Mr. Dielwart joined the Board on November 8, 2013.

Director Stock Ownership and Retention Guidelines

In 2013, our Board amended our stock ownership and retention guidelines for our directors and officers. Under these guidelines, all directors are expected to hold stock with a value of five times the annual cash retainer paid to the directors (specifically excluding fees paid for committee memberships and chairmanships). For 2013, the retention guideline amount approximated roughly $400,000 for each director. Stock that counts toward satisfaction of these guidelines includes shares of common stock owned directly by the director or immediate family members plus both restricted stock (vested and unvested) and deferred stock units (vested and unvested). Until the guideline amount is achieved, directors are required to retain at least one-third of the shares obtained through the Company's stock incentive plan other than awards of options or stock appreciation rights.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information about Denbury's equity compensation plans as of December 31, 2013:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders:			
1995 Stock Option Plan[1]	793,894	$ 6.71	—
2004 Omnibus Stock and Incentive Plan[1]	8,193,021	16.90	10,807,173
Employee Stock Purchase Plan	—	—	1,601,230
Equity compensation plans not approved by security holders:			
Director Deferred Compensation Plan[2]	—	—	151,474
	8,986,915	16.00	12,559,877

(1) A description of each of the 1995 Stock Option Plan and the 2004 Incentive Plan is included in Note 8 to the Company's audited financial statements for the year ended December 31, 2013, included in the Company's Annual Report on Form 10-K filed with the SEC on February 28, 2014.

(2) A description of the Director Deferred Compensation Plan is included in this proxy statement under the heading *Compensation of Directors*.

AUDIT MATTERS

Audit Committee Report

The Audit Committee reports as follows with respect to the Company's 2013 audited financial statements:

- The Committee has reviewed and discussed the Company's 2013 audited financial statements with management;
- The Committee has discussed with the independent registered public accounting firm, PricewaterhouseCoopers LLP, the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;
- The Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Committee concerning independence, and has discussed with the independent registered public accounting firm the firm's independence; and
- Based on the review and discussions referred to above, the Committee recommended to the Board that the Company's 2013 audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 for filing with the SEC.

The Audit Committee
Randy Stein, Chairman
Michael L. Beatty
Kevin O. Meyers
Wieland F. Wettstein

Independent Auditor Fees

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2013 and 2012.

	2013	2012
Audit Fees[1]	$ 2,050,888	$ 1,745,800
Audit-Related Fees	—	—
Tax Fees[2]	51,246	27,834
All Other Fees[3]	5,756	5,756
Total	$ 2,107,890	$ 1,779,390

(1) Audit fees consist of fees associated with the audit of the Company's consolidated financial statements, including the audit of the effectiveness of the Company's internal controls over financial reporting, required quarterly reviews and consultations, as well as work only the independent registered public accounting firm can reasonably be expected to provide, such as comfort letters, consents and review of documents filed with the SEC.
(2) Tax fees consist of tax-related consultation services.
(3) Fees associated with a license for accounting research software.

The Audit Committee charter stipulates that the Audit Committee approve the fees to be paid to the independent registered public accounting firm prior to the annual audit. Additionally, all engagements for non-audit services by the independent registered public accounting firm must be approved prior to the commencement of services. All fees paid to the Company's independent registered public accounting firm were approved by the Audit Committee prior to the commencement of services.

Proposal Three:
Ratify the Audit Committee's Selection of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for 2014

PricewaterhouseCoopers LLP has been our independent registered public accounting firm for each of the last ten years. It is the recommendation of our Audit Committee to appoint them to serve as the independent registered public accounting firm of the Company until the next annual meeting of stockholders and to authorize the Audit Committee to approve its remuneration as such. If the stockholders do not ratify the selection of PricewaterhouseCoopers LLP, the Audit Committee will reconsider the selection of that firm as the Company's independent registered public accounting firm. The stockholders' ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP does not limit the authority of the Audit Committee to change independent registered public accounting firms at any time. A representative of PricewaterhouseCoopers LLP is expected to be present at the annual meeting, available to answer questions, and afforded an opportunity to make a statement, if desired.

Board of Directors' Recommendation

Our Board of Directors recommends that stockholders vote FOR the ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and the rules thereunder require our executive officers and directors, and persons who own more than ten percent (10%) of our common stock, to file reports of ownership and changes in ownership with the SEC and to furnish us with copies of all Section 16(a) reports that they file. Based solely on our review of these forms and written representations from the officers and directors, we believe that all Section 16(a) filing requirements were timely met during 2013.

STOCKHOLDER PROPOSALS FOR OUR 2015 ANNUAL MEETING OF STOCKHOLDERS

Proposals for Inclusion in Our 2015 Proxy Statement

Pursuant to Rule 14a-8 promulgated under the Exchange Act, in order for a stockholder proposal to be included in the Company's proxy materials for the 2015 annual meeting of stockholders, the proposal must be in full compliance with applicable law, including Rule 14a-8, and our Bylaws, and must be received by the Company at the address below no later than December 8, 2014, unless the date of our 2015 annual meeting is more than 30 days before or after May 20, 2015 in which case the proposal must be received a reasonable time before we begin to print and send our proxy materials. All such proposals must be submitted in writing to James S. Matthews, Vice President, General Counsel and Secretary, 5320 Legacy Drive, Plano, Texas 75024.

Advanced Notice of Nominations or Proposed Business for Our 2015 Annual Meeting of Stockholders

Our Bylaws require advanced written notice from any stockholder seeking to present nominations of persons for election to the Board and other proposed business (other than proposals submitted in accordance with Rule 14a-8 for inclusion in our proxy materials) for consideration at our 2015 annual meeting of stockholders. Notice of such proposals must be received by James S. Matthews, Vice President, General Counsel and Secretary, 5320 Legacy Drive, Plano, Texas 75024, no later than the close of business on the 90th day, and no earlier than the close of business on the 120th day, before the date of the one-year anniversary of the immediately preceding year's annual meeting. Based on the anniversary date of our 2014 annual meeting, a stockholder must send advanced written notice of any such nomination or other business or proposals such that the notice is received by us no earlier than January 20, 2015 and no later than February 19, 2015. In the event the 2015 annual meeting of stockholders is convened on a date more than 30 days before, or more than 30 days after, such anniversary date, such notice must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of the 90th day before such annual meeting or the 10th day following the day on which public announcement of the date of the 2015 annual meeting is first made by the Company. Any such nomination must provide the reasons supporting a candidate's nomination, information regarding the candidate and their qualifications, along with all other information about the candidate required under SEC Rule 14A and the Company's Bylaws, the candidate's consent to being considered as a nominee, and a way to contact the candidate to verify his or her interest and to gather further information, if necessary. In addition, the stockholder making the nomination must submit information regarding ownership of the Company's securities and related information specified in the Company's Bylaws. Stockholders must send recommendations for director candidates to the address listed above under *Communication with the Board*. Stockholders who wish to nominate an individual to the Board must also follow the requirements of the Company's Bylaws and applicable SEC and NYSE rules and regulations.

OTHER MATTERS

The Board is not aware of any matter to be presented for action at the 2014 annual meeting other than the proposals set forth in this proxy statement. The form of proxy for the annual meeting of stockholders grants authority to the persons designated therein as proxies to vote in their discretion on any other matters that come before the annual meeting, or any adjournment thereof, that are not set forth in our proxy statement, except for those matters as to which adequate notice is received.

All information contained in this proxy statement relating to the occupations, affiliations and securities holdings of our directors and officers and their relationship and transactions with us is based upon information received from the individual directors and officers. All information relating to any beneficial owner of more than 5% of our common stock is based upon information contained in reports filed by such owner with the SEC. The information contained in this proxy statement in the sections entitled *Compensation Committee Report* and *Audit Committee Report* shall not be deemed incorporated by reference by any general statement incorporating by reference any information contained in this proxy statement into any filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent that the Company specifically incorporates by reference the information contained in such sections, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.

We have provided or otherwise made available to each person whose proxy is solicited hereby a copy of our 2013 Annual Report to Stockholders for the year ended December 31, 2013, which includes the Annual Report on Form 10-K except for certain exhibits. A copy of our Annual Report to Stockholders or our Annual Report on Form 10-K filed with the SEC may be obtained without charge by writing to Denbury Resources Inc., ATTN: Jack Collins, Executive Director, Investor Relations, 5320 Legacy Drive, Plano, Texas 75024, or by e-mailing ir@denbury.com.

By order of the Board of Directors,

Mark C. Allen
Senior Vice President, Chief Financial
Officer, Treasurer and Assistant Secretary

DENBURY RESOURCES INC.
ATTN: INVESTOR RELATIONS
5320 LEGACY DRIVE
PLANO, TX 75024

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on Monday, May 19, 2014. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on Monday, May 19, 2014. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Your proxy card must be received at such address by 11:59 P.M. Eastern Time on Monday, May 19, 2014.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M72758-P50367

KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DENBURY RESOURCES INC.

The Board of Directors recommends you vote FOR the following:

		For All	Withhold All	For All Except
1.	Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

_____

Nominees:

01)	Wieland F. Wettstein	06)	Gregory L. McMichael
02)	Michael L. Beatty	07)	Kevin O. Meyers
03)	Michael B. Decker	08)	Phil Rykhoek
04)	John P. Dielwart	09)	Randy Stein
05)	Ronald G. Greene	10)	Laura A. Sugg

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
2.	Advisory vote to approve the Company's 2013 named executive officer compensation.	☐	☐	☐
3.	Proposal to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2014.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]　　Date	Signature (Joint Owners) [PLEASE SIGN WITHIN BOX] Date

DENBURY RESOURCES INC.

2014 Annual Meeting of Stockholders
The Dallas/Plano Marriott at Legacy Town Center
7121 Bishop Road, Plano, Texas 75024
Tuesday, May 20, 2014
3:00 P.M. (CDT)

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

M72759-P50367

DENBURY RESOURCES INC.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR
THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 20, 2014

By signing this proxy, I appoint Wieland F. Wettstein, Chairman of the Board of Denbury Resources Inc. ("Denbury") and Phil Rykhoek, President, Chief Executive Officer and Director of Denbury, and each of them acting singly, my attorney and proxy, with full power of substitution, to vote on my behalf all of the shares of Denbury common stock that I am entitled to vote at the Annual Meeting of Stockholders to be held on May 20, 2014, and at any adjournments or postponements of the meeting.

This proxy revokes any earlier proxy I have signed with respect to these shares.

If this proxy is properly executed, the shares of Denbury common stock represented by this proxy will be voted in the manner you specify. If no direction is indicated, the shares of Denbury stock will be voted FOR each of the ten nominees for director; FOR the advisory vote on approving named executive officer compensation; and FOR ratifying the selection of PricewaterhouseCoopers LLP as Denbury's independent registered public accounting firm for 2014.

The proxies are authorized to vote the shares, in their discretion, on any other matter that is properly brought before the meeting. The proxy statement, along with Denbury's Annual Report to Stockholders, which includes Denbury's Annual Report on Form 10-K for the fiscal year ending December 31, 2013, are available free of charge at www.proxyvote.com.

Address Changes/Comments: _____

_____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side